PUBLIC ACCOUNTS VOL. 1



Consolidated Financial Statements

FOR THE FISCAL YEAR ENDED
31 MARCH 2026

New Nouveau Brunswick

Public Accounts
Consolidated Financial Statements
For the Fiscal Year Ended 31 March 2026

Province of New Brunswick
PO 6000, Fredericton NB E3B 5H1 CANADA

GNB.CA

ISBN 978-1-4605-4822-6 (English print edition)
ISBN 978-1-4605-4823-3 (PDF: English edition)

ISBN 978-1-4605-4825-7 (French print edition)
ISBN 978-1-4605-4824-0 (PDF: French edition)

26-02880 | 2026.09 | Printed in New Brunswick

To Her Honour,

The Honourable Louise Imbeault
Lieutenant-Governor of the Province of New Brunswick

The undersigned has the honour to submit the Public Accounts of the Province of New Brunswick for the fiscal year ended 31 March 2026.

I am, Your Honour,

René Legacy
Minister of Finance and Treasury Board

Fredericton, New Brunswick
September 2026

The Honourable René Legacy
Minister of Finance and Treasury Board

Sir:

The undersigned has the honour to present to you the Public Accounts of the Province of New Brunswick for the fiscal year ended 31 March 2026.

Respectfully submitted,

Shauna Woodside, CPA, CA
Comptroller

Fredericton, New Brunswick
September 2026

TABLE OF CONTENTS

Audited Consolidated Financial Statements

INTRODUCTION
VOLUME I

The Public Accounts of the Province of New Brunswick are presented in two volumes.

This volume contains the audited consolidated financial statements of the government reporting entity. They include a Consolidated Statement of Financial Position, a Consolidated Statement of Operations, a Consolidated Statement of Change in Accumulated Operating Deficit, a Consolidated Statement of Remeasurement Gains and Losses, a Consolidated Statement of Change in Net Debt and a Consolidated Statement of Cash Flow. This volume also contains the Statement of Responsibility, the Financial Statement Discussion and Analysis, and the Independent Auditor's Report.

Volume II contains unaudited supplementary information to the consolidated financial statements presented in Volume I. It presents summary statements for revenue and expenditure as well as five-year comparative statements. This volume also contains detailed information on Supplementary Appropriations, Funded Debt, statements of the General Sinking Fund and revenue and expenditure by budgetary account for each government department.

In addition, the Province includes the following lists on the Finance and Treasury Board web site at www.gnb.ca/publicaccounts:

- Salary information of government employees and employees of certain government organizations in excess of $80,000 for the calendar year. Salary information is for the calendar year. When an employee transfers to another government department during the year, the employee's full salary amount is reported under the department where the employee worked at 31 December. When an employee transfers from a government department to a government organization during the year, or vice versa, the amount paid to the employee by each organization is reported under the respective department or organization.

- Retirement allowances or severance payments to government employees and employees of certain government organizations in excess of $15,000 for the calendar year.

- Travel and other employee expenses in excess of $15,000 paid during the fiscal year to government employees, separated by department.

- Payments attributed to medical practitioners in excess of $80,000 for the fiscal year.

- Payments made to suppliers during the fiscal year in excess of $25,000 separated by department as well as a combined listing including payments made by all departments and some government organizations.

- Grant payments made during the fiscal year in excess of $25,000 separated by department as well as a combined listing including payments made by all departments and some government organizations.

- Payments made through purchase cards during the fiscal year to suppliers in excess of $25,000 separated by department as well as a combined listing including payments made by all departments and some government organizations.

- Loans disbursed to recipients during the year in excess of $25,000 separated by department.

STATEMENT OF RESPONSIBILITY

The consolidated financial statements of the Province of New Brunswick are prepared each year by the Comptroller as required under section 14 of the *Financial Administration Act*. The Financial Statement Discussion and Analysis is prepared by the Department of Finance and Treasury Board. The consolidated financial statements include a Consolidated Statement of Financial Position, a Consolidated Statement of Operations, a Consolidated Statement of Change in Accumulated Operating Deficit, a Consolidated Statement of Remeasurement Gains and Losses, a Consolidated Statement of Change in Net Debt and a Consolidated Statement of Cash Flow.

Financial statement integrity and objectivity are the responsibility of the Province. To help fulfil this responsibility, systems of internal control have been established to provide reasonable assurance that transactions are properly authorized, executed and reported. The statements are prepared in accordance with the accounting policies described in Note 1 to the Consolidated Financial Statements.

On behalf of the Province:

René Legacy
Minister of Finance and Treasury Board

September 2026

Highlights of New Brunswick’s Financial Results

31 March 2026

$1.3 Billion
Deficit

$13.9 Billion
Net Debt

$13.6 Billion
Revenue

$14.9 Billion
Expenses

What were the key areas of spending?

$5.1 Billion
Health

The operation of hospitals, medical facilities, clinics, Medicare, ambulances, pharmaceutical plans and extra-mural services.

$3.1 Billion
Education and Training

The operation of schools and community colleges, contributions to higher education, and early childhood development programs.

$2.4 Billion
Social Development

Nursing home operations, support services for children and persons with disabilities, housing and income security programs.

What were the main sources of revenue?

$6.3 Billion
Taxes

Primarily from personal income tax, Harmonized Sales Tax, corporate income tax and provincial real property tax.

$3.1 Billion
Fiscal Equalization

Federal transfers addressing fiscal disparities between New Brunswick and other provinces.

$2.3 Billion
Other Federal Transfers

Including the Canada Health Transfer, the Canada Social Transfer and transfers related to labour market development, early learning and child care, healthcare, and infrastructure.

What happened this year?

- Revenues remained consistent year over year. An increase in federal transfers offset prior year tobacco agreement revenue.
- Expense growth of 8.7% reflecting investments in health care, education and social services.

Financial Statement Discussion and Analysis

The Financial Statement Discussion and Analysis provides an overview of financial performance and should be read in conjunction with the Consolidated Financial Statements.

Summary Financial Information

The tables below provide a summary of key financial results for the Province for the fiscal years ending 31 March 2025 and 31 March 2026.

Consolidated Statement of Financial Position

	(millions)			
	2026		2025	
Financial Assets	$	13,686.9	$	13,433.5
Liabilities		(27,594.5)		(25,703.9)
Net Debt		**(13,907.6)**		**(12,270.4)**
Net Tangible Capital Assets		10,144.7		9,781.8
Other Non-Financial Assets		341.9		303.9
Total Non-Financial Assets		**10,486.6**		**10,085.7**
Accumulated Deficit	**$**	**(3,421.0)**	**$**	**(2,184.7)**

Consolidated Statement of Operations

	(millions)			
	2026		2025	
Provincial Source Revenue	$	8,206.2	$	8,587.8
Federal Source Revenue		5,436.9		5,058.7
Total Revenue		**13,643.1**		**13,646.5**
Expenses		14,946.6		13,750.9
(Deficit)/Surplus	**$**	**(1,303.5)**	**$**	(104.4)

Consolidated Statement of Changes in Net Debt

	(millions)			
	2026		2025	
Opening Balance	$	(12,270.4)	$	(11,800.6)
(Increase)/Decrease in Net Debt		(1,637.2)		(469.8)
Ending Net Debt	**$**	**(13,907.6)**	**$**	**(12,270.4)**

What you need to know about New Brunswick's Financial Results

Annual Surplus (Deficit)

Definition

A surplus or a deficit is the gap between revenues and expenses during the year. If revenues are greater than expenses, the Province has a surplus. In contrast, if expenses are higher than revenues, the Province has a deficit.

Results

Exhibit 1 shows the Province's actual annual surplus (deficit) compared to budget for the past decade. This year, the Province had a deficit of $1,304 million.

Results in 2022 and 2023 reflected unprecedented revenue increases as the economy rebounded from the pandemic more quickly than expected. The deficits in 2025 and 2026 reflect increased spending in the priority areas of health, education, social development, and housing.

Exhibit 1: Annual Surplus (Deficit) Compared to Budget - 10 Year Trend


Millions ($)
1,200
1,000
800
600
400
200
0
(200)
(400)
(600)
(800)
(1,000)
(1,200)
(1,400)

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Budget	(246)	(192)	(189)	23	92	(245)	35	40	41	(549)
Actual	(122)	59	63	36	401	767	1,000	500	(104)	(1,304)

Net Debt

Definition

Net Debt is the difference between liabilities and financial assets and indicates how much future revenue is needed to pay for past expenses and non-financial asset purchases.

Results

Exhibit 2 shows the fiscal year-end balance of the Province's Net Debt for the past decade. The Province had a Net Debt of $13.9 billion this year, slightly lower than it was a decade ago. However, the increase in Net Debt in recent fiscal years is primarily due to the operating deficit as well as net acquisitions of tangible capital assets.


Exhibit 2: Net Debt - 10 Year Trend
Billions ($)
16
12
8
4
0
14.1
14.2
14.3
14.2
13.8
12.7
12.3
11.8
12.3
13.9
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

How did it change during the year?

There are many factors that impact Net Debt. The common items that explain the difference between annual surplus or deficit and the change in Net Debt are:

- the acquisition and disposal of tangible capital assets
- the current year amortization expense for tangible capital assets
- other items such as: remeasurement gains (losses), the acquisition and disposal of other non-financial assets, etc.

Exhibit 3 provides details of the changes in these factors this year.

Exhibit 3: Factors Impacting Net Debt - Fiscal 2026

Factors	Amount ($ millions)	Impact on Net Debt
Annual Deficit	(1,304)	↑
Tangible Capital Assets - Amortizations	640	↓
Tangible Capital Assets - Acquisitions	(1,010)	↑
Net Remeasurement Gain	67	↓
Other	(30)	↑
Increase to Net Debt this year	**(1,637)**	↑

What were the major tangible capital asset acquisitions?

Tangible capital assets include acquired, built, developed, and improved tangible assets whose useful life extends beyond the fiscal year and are intended to be used on an ongoing basis for the supply of goods and services.

During the year, significant investments were made to roads and bridges, including further work on the Centennial Bridge, Saint John Harbour Bridge, Salmon River Bridge and completion of the Anderson Bridge Replacement.

Investments in buildings include continued construction on new schools and health facilities, upgrades to various schools and hospitals across the province and other building projects including the Fredericton Justice Building and Central Regional Correctional Centre.

The Regional Health Authorities also had significant investments in major equipment.

See Note 15 of the Consolidated Financial Statements for more details on tangible capital assets.

What are remeasurement gains and losses?

Remeasurement gains and losses arise from recording unrealized changes in the fair value of certain financial assets and liabilities (including derivatives) and from foreign currency exchange rate fluctuations.

Expenses

Definition

An expense is an amount spent by the Province to deliver services and programs such as health care and education.

Results

Exhibit 4 shows the Province's annual actual expenses compared to budget for the past decade. The Province's total expense this year was $14.9 billion, which is $1.1 billion more than the prior year and $538 million higher than budget. Budgeted expense growth can be largely attributed to investments in health, education and training and social development.

The overall trend indicates that the Province's expenses have increased by more than 65% over the past ten years, with the largest increases occurring over the last five years. This reflects the Province's ongoing investment in priority areas of health care, education, social development, and housing.

Exhibit 4:Total Expense Compared to Budget - 10 Year Trend


Billion ($)
16
14
12
10
8
6
4
2
0

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Actual	9.0	9.3	9.7	9.9	9.9	10.6	11.5	12.6	13.8	14.9
Budget	9.0	9.4	9.6	9.8	10.2	10.6	11.3	12.2	13.3	14.4

How does this year’s total expense compare?

Exhibit 5 shows a breakdown of the total expense by function for the year compared to budget and prior year. Explanations for significant differences from budget and changes from prior year are provided after the exhibit.


Exhibit 5: Expenses by Function - Comparison to Budget and Prior Year
2026 Budget
2026 Actual
2025 Actual
Millions ($)
6,000
5,000
4,000
3,000
2,000
1,000
0
4,692
5,145
4,683
3,145
3,075
2,875
2,180
2,366
2,143
1,093
1,192
1,010
992
994
934
2,307
2,175
2,106
Health
Education and Training
Social Development
Central Government
Transportation and Infrastructure
Other*
Function

** The breakdown of the 2026 actuals for the “other” function is as follows: $729 million in Service of the Public Debt, $444 million in Protection Services, $429 million in Resources, $402 million in Economic Development, and $171 million in Labour and Employment.*

Health

Difference from budget

⬆ $453 million (9.7%)

The difference is due mainly to higher than budgeted expenses in:

- Medicare relating to the signing of the new physician services agreement;
- Regional Health Authorities related to higher operating and personnel costs;
- drug plans related to higher drug costs and increased claim volumes;
- out-of-province health care costs related to demand for hospital services;
- provision for loss related to patient recoveries within the Regional Health Authorities; and
- employer pension contributions, actuarial gains, and other accounting adjustments.

These increases were partially offset by lower than budgeted amortization due to lower than anticipated expenses.

Change from prior year

⬆ $462 million (9.9%)

The increase is due mainly to:

- increased Medicare spending due to the new physician services agreement and volume;
- increased expenses for health services and Regional Health Authorities due to higher operating and personnel costs;
- higher drug costs and increased claim volumes in drug plans;
- investments in primary care and technology initiatives; and
- increased pension expense due to higher employer contributions.

Education and Training

Difference from budget

⬇ $70 million (-2.2%)

The difference is due mainly to lower than budgeted expenses in:

- employer pension contributions, actuarial gains, and other accounting adjustments; and
- Education and Early Childhood Development related to the Canada – New Brunswick Canada-Wide Early Learning and Childcare Agreement.

These decreases were partially offset by higher than budgeted costs in Education related to higher expenses in school districts.

Change from prior year

⬆ $200 million (7.0%)

The increase is due mainly to:

- higher costs in Education related to wage increases, inflationary pressure on operating costs and additional educational assistants in the school system;
- investments in early learning and child care to improve wages, affordability and access for families, supported by federal funding under the Canada-New Brunswick Canada-Wide Early Learning and Child Care Agreement; and
- higher expenses in post-secondary education related to increased demand within the student financial assistance program.

Social Development

Difference from budget

⬆ $186 million (8.5%)

The difference is due mainly to higher than budgeted expenses in:

- Child Welfare and Youth Services specialized placements under child protection and children in care;
- Income Security related to benefit payments, homelessness supports, and shelters; and
- Seniors and Long Term Care related to wages and benefits, in-home services, and adult residential services.

Change from prior year

⬆ $223 million (10.4%)

The increase is due mainly to:

- higher wages for nursing home staff, personal support workers, group home workers and human service workers and per diem increases for adult residential facilities;
- increased spending in social assistance benefits and the payments related to the household supplement;
- increased spending in nursing home services related to the opening of new nursing homes, nurse retention bonuses, and other inflationary pressures; and
- increased spending to respond to the homelessness crisis.

Central Government

Difference from budget

⬆ $99 million (9.1%)

The difference is due mainly to higher than budgeted expenses in:

- Injured Workers liability accrual;
- Revenue Sharing Agreements with First Nations from the introduction of tax revenue sharing from tobacco, gas and motive fuel, and the provincial portion of harmonized sales tax generated by businesses within First Nations reserve lands; and
- Service New Brunswick as a result of increased costs and demand for technology and other support services.

Change from prior year

⬆ $182 million (18.1%)

The increase is due mainly to:

- the annualized cost of the New Brunswick Residential Electricity Rebate;
- the introduction of tax revenue sharing from tobacco, gas and motive fuel, and the provincial portion of harmonized sales tax generated by businesses within First Nations reserve lands; and
- increased expenses in Local Government due to the introduction of a new fiscal reform funding model, increased transfers under the Canada Community Building Fund and the flow through of a prior year property tax correction.

Transportation and Infrastructure

Difference from budget

⬆ **$2 million (0.2%)**

The difference from budget was nominal as increased operating costs across various programs were largely offset by lower-than-expected capital expenditures.

Change from prior year

⬆ **$60 million (6.4%)**

The increase is due mainly to increased amortization expense related to investments in tangible capital assets, increased costs for winter maintenance and other operational costs.

Other Expenses

(Includes: Service of the Public Debt, Economic Development, Protection Services, Resources and Labour and Employment)

Difference from budget

⬇ **$132 million (-5.8%)**

The difference is due mainly to lower than expected expenses in:

- Regional Development Corporation from projects not advancing as anticipated under the Integrated Bilateral Agreement and Canada Housing Infrastructure Fund; and
- Opportunities New Brunswick's Financial Assistance programs due to delays in client capital investment projects and decreased claims in rebate assistance tied to job growth.

Change from prior year

⬆ **$69 million (3.3%)**

The increase is due mainly to:

- higher expenses in Natural Resources related to fire suppression and mobilization activities;
- Service of the Public Debt related to new debt and increased costs to refinance maturing debt;
- higher expenses in Opportunities New Brunswick related to additional funding for performance-based productivity projects to support New Brunswick exporters in improving their overall competitiveness.

What were the key areas of spending this year?

Roughly 70% of the Province's expenses went toward the areas of Health, Education and Training and Social Development. The expenses in these areas include:

- the provision of health care through two Regional Health Authorities, and services of more than 2,000 medical practitioners through the Medicare program;
- prescription drug benefits to eligible residents of New Brunswick;
- ambulance services including land, air and dispatch;
- the operation of 295 schools providing education to more than 109,000 students across the province;
- programs to provide families with affordable access to daycare delivering quality early education services;
- financial assistance to students, colleges and universities to make post-secondary education more accessible and affordable;
- support to 79 licensed nursing homes providing care to more than 5,400 residents;
- programs to protect the Province's most vulnerable, including children and young people, persons with disabilities and seniors; and
- income security and housing programs to assist individuals and families to meet basic needs of food, clothing and shelter.

Exhibit 6 illustrates the percentage allocation of the Province's $14.9 billion expense for the year to each function. There was no significant change in the year-over-year allocation of expense by function.

Exhibit 6: This Year's Total Expense by Function


Resources, 3%
Labour and Employment, 1%
Protection Services, 3%
Economic Development, 3%
Service of the Public Debt, 5%
Health, 34%
Transportation and Infrastructure, 7%
Central Government, 8%
Social Development, 16%
Education and Training, 20%

Service of the Public Debt

Definition

Interest and other debt service charges are reported in the Consolidated Statement of Operations as Service of the Public Debt. This cost is impacted by factors outside the direct control of the Province, such as credit ratings, interest rates, financial markets and currency fluctuations. Not included in this amount are government business enterprise financing charges and interest costs on:

- net pension liability
- CMHC debentures and nursing home debt

Additional information on the allocation of the items not included in the service of the public debt is available in Note 1 of the Consolidated Financial Statements.

Results

Exhibit 7 shows the annual cost of the Service of the Public Debt over the last decade. In 2026, these costs totaled $729 million.

As illustrated in Exhibit 7, the Service of the Public Debt costs show a recent increase due to higher interest rates and increased borrowing to fund investments.


Exhibit 7: Service of the Public Debt - 10 Year Trend
Millions ($)
800
600
400
691
696
698
697
667
652
624
657
690
729
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Beginning in 2023 interest expense related to debt securities of the Province held in investments is excluded.

Revenue

Total Revenue

Definition

A revenue is an amount received or receivable by the Province from sources such as taxes, fees and transfers from the federal government.

Results

Exhibit 8 shows the amount of annual revenue earned by the Province from provincial and federal sources over the past decade. The Province's total revenue this year was $13.6 billion. This is a decrease of $3.4 million over the prior year and is primarily attributable to lower tax revenue and the absence of the one-time upfront contribution under the tobacco agreement received in 2024-25, partially offset by increased federal government transfers.

Approximately 60% of the Province's annual revenue is from provincial sources. This means the Province relies primarily on generating its own revenue, through taxes and fees, to pay for the services it delivers to its residents.

The overall trend shows that the Province's total revenue has increased by 53% since the beginning of the period.


Exhibit 8: Total Revenue by Source - 10 Year Trend
Federal Source Revenue
Provincial Source Revenue
Billions ($)
16
14
12
10
8
6
4
2
0
5.8
6.1
6.3
6.3
6.2
7.2
8.2
8.4
8.6
8.2
3.1
3.2
3.4
3.6
4.1
4.2
4.3
4.8
5.1
5.4
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Why did it change from the prior year?

The change in total revenue is predominantly attributable to lower tax revenue and growth in federal government transfers. Revenue was higher in prior year due to the tobacco agreement; no revenue was recognized under the agreement in current year.

Provincial Source Revenue

Definition

Provincial source revenue is revenue generated by the Province primarily through taxes and fees. The Province has more control over this source of revenue. For example, it establishes tax rates, fees and other charges; however, it is vulnerable to certain factors, such as:

- Health of the economy
- Changes in the collected or estimated revenue by the federal government, such as income tax and Harmonized Sales Tax
- Revenue of government business enterprises and business partnerships (i.e. New Brunswick Power Corporation, New Brunswick Liquor Corporation, Atlantic Lottery Corporation) may fluctuate due to the price of goods of sales, accounting changes, weather, etc.

Results

Exhibit 9 shows the annual provincial source revenue compared to budget for the past decade. The revenue from provincial sources this year was $8.2 billion. This represents a $382 million decrease from the prior year and is $215 million lower than budgeted.

The overall trend shows that revenues decreased in 2026, reversing a trend of increasing revenue over the previous four years. Provincial revenues have increased by $2.4 billion since the beginning of the ten-year period.

Exhibit 9: Provincial Source Revenue - 10 Year Trend


9
6
3
0
Billions ($)

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Actual	5.8	6.1	6.3	6.3	6.2	7.2	8.2	8.4	8.6	8.2
Budget	5.7	6.0	6.0	6.3	6.4	6.3	7.0	7.4	8.3	8.4

How does this year's provincial source revenue compare?

Exhibit 10 shows a breakdown of the provincial source revenue for the year compared to budget and prior year. Explanations for significant differences from budget and changes from prior year are provided after the exhibit.

Most of the provincial source revenue is from taxes. Taxes include Harmonized Sales Tax (HST), personal income tax, corporate income tax, property taxes, gasoline and motive fuels tax, and other smaller tax sources. Economic conditions, official federal estimates of federally-administered taxes, changes in tax rates and fiscal policy can have an impact on the total revenue obtained by the Province.

The second largest provincial source revenue is Other Provincial Revenue. This includes revenue from the sale of goods and services, lotteries and gaming, investment income, fines and penalties.


Exhibit 10: Provincial Source Revenue - Comparison to Budget and Prior Year
2026 Budget
2026 Actual
2025 Actual
Millions ($)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,658
6,293
6,421
883
1,074
1,278
396
372
398
484
467
491
Taxes
Other Provincial Revenue
Government Business Enterprises and Business Partnerships
Other*
Revenue Source

** The breakdown of the 2026 actuals for the "other" revenue source is as follows: $231 million in Sinking Fund Earnings, $196 million in Licenses and Permits and $40 million in Royalties.*

Taxes

(Includes: Personal Income Tax, Corporate Income Tax, Property Tax, Harmonized Sales Tax, Gasoline and Motive Fuels Tax, and other smaller taxes)

Difference from budget

⬇ $365 million (-5.5%)

The difference is due mainly to lower:

- corporate income tax revenue due to a lower New Brunswick share of national corporate taxable income based on assessment data for the 2024 taxation year and negative prior year adjustment;
- Harmonized Sales Tax (HST) revenue reflecting negative prior year adjustments and the province's HST rebate for purpose-built rental housing;
- personal income tax revenue due to negative prior-year adjustment related to the 2024 taxation year and corresponding weakening of the forecast base.

Change from prior year

⬇ $128 million (-2.0%)

The decrease is due mainly to lower:

- corporate income tax revenue due to a negative prior-year adjustment in 2025-26 and lower projected national corporate taxable income;
- Harmonized Sales Tax (HST) revenue reflecting negative prior-year adjustments being partially offset by strengthened tax base.

Other Provincial Revenue

(Includes: Sales of Goods and Services, Lotteries and Gaming, Investment Income, Fines and Penalties and other miscellaneous revenue)

Difference from budget

⬆ $191 million (21.6%)

The difference is due mainly to higher than budgeted:

- revenue under the Regional Health Authorities;
- revenue under the various nursing homes;
- Service of the Public Debt revenue reflecting higher short-term interest earnings;
- various prior year expenditure recoveries;
- revenues from various other consolidated entities.

Change from prior year

⬇ $204 million (-16.0%)

The decrease is due mainly to:

- recognition of one-time revenue from the tobacco agreement in 2024-2025;
- lower earnings on cash within Service of the Public Debt;
- lower revenues from school raised funds;
- lower revenues from various consolidated entities;
- a contract cancellation resulting in funds returned to the province in 2024-2025;
- higher defaulted deposits under the Immigrant Entrepreneur Program in 2024-2025.

This is partially offset by higher revenues from Regional Health Authorities.

Government Business Enterprises and Business Partnerships

Difference from budget

$24 million (-6.1%)

The difference is due mainly to:

- lower than budgeted net earnings from New Brunswick Power Corporation;
- lower than budgeted revenue from Atlantic Lottery Corporation.

Change from prior year

$26 million (-6.4%)

The decrease is due mainly to:

- lower net earnings for New Brunswick Power Corporation primarily attributable to lower investment returns;
- lower net earnings for the New Brunswick Liquor Corporation mainly due to the timing of project expenditures.

Other Revenue

(Includes: Sinking Fund Earnings, Licenses and Permits and Royalties)

Difference from budget

$17 million (-3.4%)

Forest royalty rates have been adjusted downward to ensure continued full utilization of both Crown and private land forest resources resulting in decreased revenue.

This is being partially offset by increased volume of fees collected under Motor Vehicle Act and increased Sinking Fund Earnings reflecting higher than anticipated interest rates.

Change from prior year

$24 million (-4.9%)

The same factors explaining the difference from budget apply to the decrease in actual results from prior year.

Federal Source Revenue

Definition

Federal source revenue is funding from the Government of Canada. The Province has limited to no control over this amount as the federal government determines the amount provided.

Various factors can impact the annual amount of federal source revenue:

- Federal fiscal policy
- The annual estimate process that guides federal payments under the Fiscal Equalization Program, the Canada Health Transfer, and the Canada Social Transfer
- New sources of funding
- Time-limited nature of funding
- Conditions specified in transfer agreements

Results

Exhibit 11 shows the annual federal source revenue compared to budget for the past ten years. The Province's federal source revenue this year was $5.4 billion.

This is a $378 million increase over the previous year and is $2 million lower than budgeted. The overall trend indicates the federal source revenue has been steadily increasing over the past decade.

Exhibit 11: Federal Source Revenue - 10 Year Trend


Billions ($)
6
5
4
3
2
1
0

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Actual	3.1	3.2	3.4	3.6	4.1	4.2	4.3	4.8	5.1	5.4
Budget	3.1	3.2	3.4	3.6	3.8	4.0	4.3	4.8	5.1	5.4

Did you know?

Through the Bilingual Digital Health Technologies agreement, the province received federal revenue to improve digital health infrastructure to support their ability to function in both official languages.

How does this year’s federal source revenue compare?

Exhibit 12 provides a breakdown of the federal source revenue for the year compared to budget and prior year. Explanations for significant differences from budget and changes from prior year are provided after the exhibit.

Over half of this year’s federal source revenue came from fiscal equalization payments. Fiscal equalization is a federal transfer program for addressing fiscal disparities among provinces. The goal of this transfer is to allow each province to provide reasonably comparable levels of services to its residents at reasonably comparable levels of taxation.

Two other major federal transfers are the Canada Health Transfer and the Canada Social Transfer. The Canada Health Transfer is a federal transfer to allow provinces to provide universal, comprehensive and accessible health care to its residents. The Canada Social Transfer supports post-secondary education, social assistance and social services, and early childhood development and early learning and childcare. Transfers under these programs are calculated on a per capita basis to provide equal support to all Canadians.


Exhibit 12: Federal Source Revenue - Comparison to Budget and Prior Year
2026 Budget
2026 Actual
2025 Actual
Millions ($)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,123
3,123
2,897
1,128
1,147
1,075
359
365
349
829
802
738
Fiscal Equalization
Canada Health Transfer
Canada Social Transfer
Other*
Revenue Source

** The breakdown of the 2026 actuals for the “other” revenue source is as follows: $135 million for Early Learning and Child Care, $98 million for Integrated Bilateral Agreement, $96 million for Labour Market Development, $92 million for Agreement to Work Together to Improve Health Care, $51 million for Canada Community-Building Fund, $44 million for CMHC Recoveries, $22 million for Agreement on French First-Language Education and Second-Language Instruction, $17 million for Aging with Dignity, $15 million for Workforce Development Agreement, $14 million for Disaster Financial Assistance, $11 million for Healthy Seniors Pilot Project and $207 million for various other purposes.*

Fiscal Equalization

Difference from budget	Change from prior year
$0 million (0.0%) Actuals agree to budget.	⬆ **$226 million (7.8%)** The increase is due to formula-determined payments to provinces by the federal government.

Canada Health Transfer

Difference from budget	Change from prior year
⬆ **$19 million (1.7%)** The increase is due to higher official federal estimate including revised population data.	⬆ **$72 million (6.7%)** The increase is due to legislated growth in the amount of the transfer.

Canada Social Transfer

Difference from budget	Change from prior year
⬆ **$6 million (1.8%)** The increase is due to higher official federal estimate including revised population data.	⬆ **$16 million (4.7%)** The increase is due to legislated growth in the amount of the transfer.

Other Transfers

Difference from budget	Change from prior year
⬇ **$27 million (-3.3%)** The decrease is mainly due to the timing of revenue under the Canada-New Brunswick Canada-Wide Early Learning and Child Care Agreement and the Canada-New Brunswick Integrated Bilateral Agreement, as well as lower funding under Canada Community Building Fund. This is partially offset by higher recoveries under CMHC, the Healthy Seniors Pilot Project and new funding for Bilingual Digital Health Technologies.	⬆ **$64 million (8.6%)** The difference is mainly due to increased revenue under the Canada-New Brunswick Canada-Wide Early Learning and Child Care Agreement and recoveries under the Disaster Financial Assistance Program and new funding for Bilingual Digital Health Technologies.

What you need to know about New Brunswick's Financial Health Indicators

What are financial health indicators?

The Province's fiscal management can be gauged through an assessment of its financial health in the context of the overall economic and financial environment. Financial health indicators are a way to evaluate management and improve transparency. In this report, the assessment is done by considering if the Province is:

- Sustainable
- Flexible
- Vulnerable

More information on each indicator, including a definition, can be found in the following sections.

How are financial health indicators calculated?

A ratio is a calculation used to show a relationship or compare two or more numbers. Various ratios are considered in this analysis to evaluate the degree to which the financial health indicators above are being met.

The data used in the calculation of each ratio is based on the data available at the time of publishing. It uses information from the audited Consolidated Financial Statements included in this report, and other standard socio-economic indicators such as nominal Gross Domestic Product (GDP) data from Statistics Canada. GDP is a measure of the market value or price of the goods and services produced during the year, indicating the size of the provincial economy.

Data from previous years may be restated to follow any changes in accounting policy or presentation implemented during the year and to reflect updated data for socio-economic factors.

What risks can impact the calculations?

The Province is exposed to certain risks that are beyond its control which could have a significant influence on the calculations for each indicator. These include, but are not limited to:

- Changes to federal transfers or programs
- Emergencies such as floods, forest fires and pandemics
- Changes to the global economic conditions such as energy prices, commodity prices, investment valuation and inflation
- Changes to the international financial conditions that impact interest rates, currency fluctuations or availability of credit
- Developments affecting agencies, such as New Brunswick Power, that are included in the Province's consolidated financial statements
- Changes in public sector accounting standards

Sustainability

Definition

Sustainability is the degree to which the Province can maintain its current level of spending and meet its existing debt obligations, without having to increase taxes or total debt.

The ratios used to measure sustainability are the following:

- Net debt as a percentage of GDP
- Net debt per capita

Why is sustainability important?

If the Province is not sustainable, it will require future revenue to pay for current expenses. This could lead to raising taxes and/or reducing services to residents.

Net Debt as a Percentage of GDP

Definition

This ratio is calculated by dividing net debt by the nominal GDP. It measures the relationship between net debt and the economy. If the ratio is declining, the economy is growing faster than net debt, which is an indication of improved sustainability. Conversely, an increasing ratio implies a decline in sustainability.

Results

Net debt as a percentage of GDP for the last ten years is shown in Exhibit 13. The current year ratio of 27.8% is a deterioration from prior year.

The overall trend shows a decrease in net debt as a percentage of GDP over the past decade, indicating an improvement in the Province's sustainability. However, the current year ratio indicates a modest reversal reflecting the increase in Net Debt.

Exhibit 13: Net Debt as a Percentage of GDP – 10 Year Trend



Ratio
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
41.2%
39.7%
38.4%
37.4%
36.8%
30.7%
27.4%
25.4%
25.4%
27.8%
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Net Debt per Capita

Definition

Net debt per capita is calculated by dividing net debt by the population of the Province. It represents the net debt attributable to each New Brunswick resident. A decrease in net debt per capita means the debt burden per resident has improved, while an increase indicates the debt burden has grown.

Results

Exhibit 14 shows the net debt per capita, as restated, for the past decade. The net debt per capita this year is $16,000, an increase from prior year. This indicates a year-over-year deterioration in the Province's sustainability.

The province's population has grown from 763,322, as of 1 July 2016 to 869,682 as of 1 July 2025. Although net debt per capita has declined over the 10-year period, the ratio has increased in the current year reflecting the increase in the Net Debt and a slower pace of population growth.

Exhibit 14: Net Debt per Capita - 10 Year Trend


25,000
20,000
15,000
10,000
5,000
0
$ per New Brunswick Resident*
18,500
18,600
18,500
18,300
17,600
16,000
15,200
14,200
14,300
16,000
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

** Amounts were rounded to the nearest $100.*



Did you know?

The Province's population grew by more than 106,000 over the past 10 years, to an all-time record of over 869,000.

Flexibility

Definition

Flexibility is the degree to which the Province can react to unexpected or increasing expenses, either by increasing its debt or raising taxes. Assessing flexibility provides insight as to how the Province manages its finances.

The ratios used to measure flexibility are the following:

- Provincial source revenue as a percentage of GDP
- Service of the Public Debt as a percentage of Total Revenue

Why is flexibility important?

If the Province is flexible, it will be able to take the steps necessary to increase its revenue when there are increasing or unexpected expenses.

Provincial Source Revenue as a Percentage of GDP

Definition

This ratio is calculated by dividing the provincial source revenue by the nominal GDP. It measures the extent to which the Province is taking income out of the provincial economy through taxation and other fees. An increasing ratio indicates that the Province's own-source revenues are growing faster than the economy, reducing the government's flexibility to increase revenues without slowing economic growth. A decreasing ratio is indicative of the government taking less revenue from the economy on a relative basis, thereby increasing its flexibility.

Results

Exhibit 15 shows the provincial source revenue as a percentage of GDP for the past decade. The ratio is 16.4% this year. This is an improvement from prior year, meaning the Province is more flexible.

The provincial source revenue as a percentage of GDP has been relatively stable over the past decade. This indicates the Province has not significantly changed its demands on the provincial economy over this period of time.

Exhibit 15: Provincial Source Revenue as a Percentage of GDP - 10 Year Trend


Ratio
25%
20%
15%
10%
5%
0%
16.9%
17.1%
17.0%
16.6%
16.7%
17.4%
18.3%
18.0%
17.8%
16.4%
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Service of the Public Debt as a Percentage of Total Revenue

Definition

This ratio is calculated by dividing the Service of the Public Debt by Total Revenue. The ratio, also known as the interest bite, represents the proportion of the total revenue used to pay for financing charges on general debt.

Results

Exhibit 16 presents the Service of the Public Debt as a percentage of total revenue over the past decade, restated to reflect gross costs where previously presented net of investment income. This year's figure is 5.3%, which is modestly higher than the prior year.

The overall trend indicates the ratio has been steadily decreasing over the past decade. This means the Province is more flexible and has larger financial resources available to provide essential services and programs to its residents without increasing revenue through taxes and fees.

Exhibit 16: Service of the Public Debt as a percentage of Total Revenue - 10 Year Trend


12%
10%
8%
6%
4%
2%
0%
Ratio
7.7%
7.4%
7.2%
7.0%
6.4%
5.7%
5.0%
5.0%
5.1%
5.3%
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

** Beginning in 2023 interest expense related to debt securities of the Province held in investments is excluded.*

Did you know?

By spending a smaller portion of the Province's revenue on debt servicing costs, the Province is more flexible to react to unexpected or increasing expenses, such as high inflation.

Vulnerability

Definition

Vulnerability is the extent to which the Province is exposed to risks associated with sources of funding outside its control (for example, federal transfers and exposure to risks that would impact the Province's ability to pay for expenses). The more the Province is exposed to these factors, the more vulnerable it is.

The ratio used to measure vulnerability is the federal source revenue as a percentage of total revenue.

Why is vulnerability important?

If the Province is vulnerable, it is dependent on factors outside its control. An unfavourable change could have a considerable impact on revenue and lead to raising taxes or reducing services.

Federal Source Revenue as a Percentage of Total Revenue

Definition

This ratio is calculated as federal source revenue divided by total revenue. It measures how reliant the Province is on federal transfers. An increasing ratio indicates a growing reliance on the federal government making the Province more vulnerable, while a declining ratio indicates vulnerability is diminishing.

Results

Exhibit 17 shows the federal source revenue as a percentage of total revenue, as restated, for the past ten years. This year, the ratio is 39.9%. This is an increase from prior year, indicating the Province is more vulnerable. The year-over-year increase is primarily due to a decrease in provincial source revenue combined with increases in transfers from the federal government.

Exhibit 17: Federal Source Revenue as a Percentage of Total Revenue - 10 Year Trend


50%
40%
30%
20%
10%
0%
Ratio
35.1%
34.6%
35.2%
36.6%
39.9%
37.0%
34.3%
36.4%
37.1%
39.9%
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

AUDITOR GENERAL OF NEW BRUNSWICK — VÉRIFICATEUR GÉNÉRAL DU NOUVEAU-BRUNSWICK

INDEPENDENT AUDITOR'S REPORT

To the Legislative Assembly
Province of New Brunswick

Report on the Audit of the Consolidated Financial Statements

Opinion

I have audited the consolidated financial statements of the Province of New Brunswick, which comprise the consolidated statement of financial position as at March 31, 2026, and the consolidated statements of operations, change in accumulated operating deficit, remeasurement gains and losses, change in net debt and cash flow for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In my opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Province of New Brunswick as at March 31, 2026, and the consolidated results of its operations, changes in accumulated operating deficit, its remeasurement gains and losses, changes in its net debt, and its cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of my report. I am independent of the Province of New Brunswick in accordance with the ethical requirements that are relevant to my audit of the consolidated financial statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Key Audit Matters

Key audit matters are those matters that, in my professional judgment, were of most significance in the audit of the consolidated financial statements for the current period. I have determined there is one key audit matter to communicate in my report. This matter was addressed in the context of the audit of the consolidated financial statements as a whole, and in forming my opinion thereon. I do not provide a separate opinion on this matter.

Tax Revenues

Significant tax revenues for the Province of New Brunswick include Personal Income Tax, Corporate Income Tax, Harmonized Sales Tax and Provincial Real Property Tax. I identified these tax revenues as a key audit matter because they are material, involve uncertainty in determining the amounts to record in the consolidated financial statements and are based on management's judgments and assumptions.

This year, the Province recorded $5.8 billion in revenue related to these four taxes. The measurement uncertainty related to these tax revenues is disclosed in *Note 1 – Summary of Significant Accounting Policies*. These taxes are further disclosed in *Schedule 11 – Taxes*.

My audit work to address this key audit matter included auditing significant estimates and processes used by management to prepare the estimates, auditing revenue transactions, auditing adjustments to revenue and evaluating the sufficiency of the measurement uncertainty disclosures in the consolidated financial statements.

Other Information

Management is responsible for the other information. The other information comprises the information in Volume I of the Public Accounts of New Brunswick for the fiscal year ended March 31, 2026 but does not include the consolidated financial statements and my auditor's report thereon.

My opinion on the consolidated financial statements does not cover the other information and I do not and will not express any form of assurance conclusion thereon.

In connection with my audit of the consolidated financial statements, my responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or my knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work I have performed on the other information that I obtained prior to the date of this auditor's report, I conclude that there is a material misstatement of this other information, I am required to report that fact. I have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Canadian public sector accounting standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Province of New Brunswick's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless an intention exists to liquidate or to cease operations, or there is no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province of New Brunswick's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

My objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an

audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province of New Brunswick's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province of New Brunswick's ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor's report. However, future events or conditions may cause the Province of New Brunswick to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the consolidated financial statements, to express an opinion on the consolidated financial statements. I am responsible for the direction, supervision and performance of the group audit. I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that I identify during my audit.

AUDITOR GENERAL OF NEW BRUNSWICK
VÉRIFICATEUR GÉNÉRAL DU NOUVEAU-BRUNSWICK

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

Paul Martin, FCPA, FCA
Auditor General

Fredericton, New Brunswick, Canada
September 17, 2026

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
for the fiscal year ended 31 MARCH

	Note	Schedule	2026 (millions)	Restated 2025 (millions)
FINANCIAL ASSETS				
Cash and Cash Equivalents		1	**$ 3,085.9**	$ 3,255.8
Receivables and Advances		2	**1,007.6**	1,083.5
Taxes Receivable		3	**1,282.7**	1,302.2
Inventories for Resale			**0.5**	0.3
Loans	4		**630.9**	601.9
Portfolio Investments	5		**115.3**	116.4
Derivatives			**405.8**	279.7
Investment in Government Business Enterprises and Business Partnerships	7	4	**515.5**	476.4
Sinking Fund Equity	14		**6,642.7**	6,317.3
Total Financial Assets			**13,686.9**	13,433.5
LIABILITIES				
Short Term Borrowing	8		**1,045.5**	1,193.0
Accounts Payable and Accrued Liabilities		5	**3,906.2**	3,719.6
Liabilities for Employee Future Benefits	9	6	**1,836.9**	1,782.5
Deferred Revenue		7	**318.3**	288.0
Deposits Held in Trust		8	**274.9**	262.9
Derivatives			**15.0**	26.1
			7,396.8	7,272.1
Funded Debt	14		**26,264.2**	23,806.8
Borrowing for New Brunswick Power Corporation	14		**(6,066.5)**	(5,375.0)
Funded Debt for Provincial Purposes	14		**20,197.7**	18,431.8
Total Liabilities			**27,594.5**	25,703.9
NET DEBT			**(13,907.6)**	(12,270.4)
NON-FINANCIAL ASSETS				
Tangible Capital Assets	15		**10,144.7**	9,781.8
Inventories of Supplies		9	**107.4**	105.3
Prepaid and Deferred Charges		10	**234.5**	198.6
Total Non-Financial Assets			**10,486.6**	10,085.7
ACCUMULATED DEFICIT			**$ (3,421.0)**	$ (2,184.7)
ACCUMULATED DEFICIT IS COMPRISED OF:				
Accumulated Operating Deficit			**$ (3,386.2)**	$ (2,082.7)
Accumulated Remeasurement Losses			**(34.8)**	(102.0)
			$ (3,421.0)	$ (2,184.7)

Contingencies (Note 18), Contractual Obligations (Note 19), Contractual Rights (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Shauna Woodside

Shauna Woodside, CPA, CA
Comptroller

CONSOLIDATED STATEMENT OF OPERATIONS
for the fiscal year ended 31 MARCH

			(millions)		
	Note	Schedule	2026 Adjusted Budget (Note 2)	2026 Actual	2025 Actual
REVENUE					
Provincial Sources					
Taxes		11	$ 6,658.0	**$ 6,293.3**	$ 6,420.8
Licenses and Permits		12	176.3	**195.4**	190.6
Royalties		13	84.9	**40.3**	81.5
Income from Government Business Enterprises and Business Partnerships		14	396.3	**372.3**	397.9
Other Provincial Revenue		15	883.0	**1,073.8**	1,278.3
Sinking Fund Earnings	16		222.2	**231.1**	218.7
			8,420.7	**8,206.2**	8,587.8
Federal Sources					
Federal Government Transfers		16	5,439.0	**5,436.9**	5,058.7
			13,859.7	**13,643.1**	13,646.5
EXPENSE					
Education and Training		17	3,145.2	**3,075.1**	2,875.0
Health		18	4,691.7	**5,145.1**	4,683.2
Social Development		19	2,179.8	**2,365.8**	2,142.9
Protection Services		20	445.3	**443.5**	417.1
Economic Development		21	505.3	**401.4**	390.8
Labour and Employment			179.7	**171.3**	183.5
Resources		22	436.8	**428.8**	424.3
Transportation and Infrastructure		23	991.5	**993.9**	934.2
Central Government		24	1,093.0	**1,192.3**	1,009.8
Service of the Public Debt	16		740.4	**729.4**	690.1
			14,408.7	**14,946.6**	13,750.9
OPERATING DEFICIT			$ (549.0)	**$ (1,303.5)**	$ (104.4)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGE IN ACCUMULATED OPERATING DEFICIT
for the fiscal year ended 31 MARCH

	(millions)	
	2026	**2025**
ACCUMULATED OPERATING DEFICIT - BEGINNING OF YEAR (NOTE 24)	**$ (2,082.7)**	$ (1,978.3)
Operating Deficit	**(1,303.5)**	(104.4)
ACCUMULATED OPERATING DEFICIT - END OF YEAR	**$ (3,386.2)**	$ (2,082.7)

CONSOLIDATED STATEMENT OF REMEASUREMENT GAINS AND LOSSES
for the fiscal year ended 31 MARCH

	(millions)	
	2026	**2025**
ACCUMULATED REMEASUREMENT LOSS - BEGINNING OF YEAR	**$ (102.0)**	$ (104.1)
Unrealized Gains (Losses) Attributable to:		
Foreign Exchange	**(89.5)**	(166.2)
Derivatives	**137.3**	108.5
Portfolio Investments	**(1.8)**	0.4
Other Comprehensive Income	**21.2**	59.4
NET REMEASUREMENT GAINS	**67.2**	2.1
ACCUMULATED REMEASUREMENT LOSS - END OF YEAR	**$ (34.8)**	$ (102.0)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGE IN NET DEBT
for the fiscal year ended 31 MARCH

	2026 Budget	(millions) 2026 Actual	2025 Actual
NET DEBT - BEGINNING OF YEAR (NOTE 24)	$ (12,270.4)	**$ (12,270.4)**	$ (11,800.6)
Operating Deficit	(549.0)	**(1,303.5)**	(104.4)
Acquisition of Tangible Capital Assets	--	**(1,010.0)**	(949.6)
Amortization of Tangible Capital Assets	--	**640.3**	615.7
Loss on Disposal or Impairment of Tangible Capital Assets	--	**6.8**	4.9
(Increase) Decrease in Inventories	--	**(2.1)**	(10.5)
(Increase) Decrease in Prepaid and Deferred Charges	--	**(35.9)**	(28.0)
(Increase) Decrease in Net Debt from Operations	(549.0)	**(1,704.4)**	(471.9)
Net Remeasurement Gains	--	**67.2**	2.1
(INCREASE) DECREASE IN NET DEBT	(549.0)	**(1,637.2)**	(469.8)
NET DEBT - END OF YEAR	$ (12,819.4)	**$ (13,907.6)**	$ (12,270.4)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW
for the fiscal year ended 31 MARCH

	(millions) 2026	Restated 2025
OPERATING ACTIVITIES		
Operating Deficit	**$ (1,303.5)**	$ (104.4)
Non Cash Items		
Amortization of Premiums, Discounts and Issue Expenses	**(6.2)**	(0.8)
Foreign Exchange Expense	**0.3**	(0.1)
Increase (Decrease) in Provision for Losses	**17.1**	6.4
Amortization of Tangible Capital Assets	**640.3**	615.7
Loss on Disposal or Impairment of Tangible Capital Assets	**6.8**	4.9
Sinking Fund Earnings (gross)	**(258.1)**	(247.8)
Loss on Foreign Exchange Settlements	**(0.3)**	0.1
Increase (Decrease) in Liabilities for Employee Future Benefits	**54.4**	52.6
Increase (Decrease) in Deferred Revenue	**30.3**	65.0
Changes in Working Capital		
(Increase) Decrease in Receivables and Advances	**67.5**	(147.4)
(Increase) Decrease in Taxes Receivable	**18.7**	220.2
(Increase) Decrease in Inventories	**(2.1)**	(10.5)
(Increase) Decrease in Prepaid and Deferred Charges	**(35.9)**	(28.0)
Increase (Decrease) in Accounts Payable and Accrued Liabilities	**250.5**	348.1
Increase (Decrease) in Deposits Held in Trust	**12.0**	1.0
Net Cash From (Used in) Operating Activities	**(508.2)**	775.0
INVESTING ACTIVITIES		
(Increase) Decrease in Investments and Loans	**(73.1)**	(123.6)
Other Comprehensive Income	**21.2**	59.4
Net Cash Used in Investing Activities	**(51.9)**	(64.2)
CAPITAL TRANSACTIONS		
Acquisition of Tangible Capital Assets	**(1,010.0)**	(949.6)
FINANCING ACTIVITIES		
Proceeds from Issuance of Funded Debt	**3,710.7**	1,713.7
Purchase of NB Power Debentures	**(873.6)**	(151.4)
Sinking Fund Instalments	**(181.8)**	(174.8)
Increase (Decrease) in Obligations under Capital Leases and Public Private Partnerships	**(63.3)**	(59.9)
Increase (Decrease) in Short Term Borrowing	**(147.5)**	276.8
Funded Debt Matured	**(1,044.3)**	(896.9)
Net Cash From Financing Activities	**1,400.2**	707.5
(DECREASE) INCREASE IN CASH DURING THE YEAR	**(169.9)**	468.7
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	**3,255.8**	2,787.1
CASH AND CASH EQUIVALENTS - END OF YEAR	**$ 3,085.9**	$ 3,255.8

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Accounting

These consolidated financial statements are prepared in accordance with Canadian public sector accounting standards.

b) Government Reporting Entity

These consolidated financial statements include the accounts of organizations that are controlled by the Province. A complete listing of the organizations within the Province's government reporting entity is provided in Schedule 25.

The not-for-profit nursing homes are individual corporations operated by their own boards of directors. The nursing homes are subject to legislation, regulation and government directives, and receive resident subsidies and other funding from government. The nature of the relationship between the Province and not-for-profit nursing homes is such that control has been determined to exist for accounting purposes only and not for legal purposes.

Legally established trust funds which the Province administers but does not control are not included as provincial assets or liabilities. These consolidated financial statements disclose the equity balances of the trust funds administered by the Province in Note 22.

c) Principles of Consolidation

The accounts of organizations within the Province's government reporting entity are included in these consolidated financial statements through one of the following accounting methods:

<u>Consolidation Method</u>

This method combines the accounts of distinct organizations. It requires uniform accounting policies for the organizations. The Province does not adjust the tangible capital asset policies of organizations that are consolidated using this method to those of the Province in cases where the adjustment would be immaterial. Inter-organizational balances and transactions are eliminated under this method. This method reports the organizations as if they were one organization.

<u>Modified Equity Method</u>

This method is used for government business enterprises (GBE) and business partnerships (BP). GBEs and BPs are described in Note 7. The total net assets of all GBEs and the Province's share of the net assets of BPs are reported as investments on the Consolidated Statement of Financial Position. The total net income of GBEs and the Province's share of the net income of BPs are reported as revenue on the Consolidated Statement of Operations. Inter-organizational transactions and balances are not eliminated. Gains or losses arising from inter-organizational transactions between GBEs and other government organizations are eliminated on assets remaining within the government reporting entity. The accounting policies of GBEs and BPs are not adjusted to conform with those of the Province.

d) Future Changes in Accounting Policy

The Conceptual Framework for Financial Reporting in the Public Sector

The Public Sector Accounting Board issued the Conceptual Framework for Financial Reporting in the Public Sector with an effective date of 1 April 2026. A conceptual framework is a coherent set of interrelated concepts underlying accounting and financial reporting standards. It prescribes the nature, function and limits of financial accounting and reporting. The Province plans to adopt this framework on the effective date and is currently analyzing the impact on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

PS 1202 - Financial Statement Presentation

The Public Sector Accounting Board issued Section PS 1202 with an effective date of 1 April 2026. This standard provides changes to statements within the existing reporting model as well as two new statements. The changes are intended to increase users' understanding of financial statements and the indicators within them, and to improve accountability information. The Province plans to adopt this standard on the effective date and is currently analyzing the impact on its consolidated financial statements.

PS 3251 - Employee Benefits

The Public Sector Accounting Board issued Section PS 3251 with an effective date of 1 April 2029. This first phase release provides base accounting guidance focusing on deferral provisions and discount rates, replacing Section PS 3250 Retirement Benefits, and Section PS 3255 Post-employment Benefits, Compensated Absences and Termination Benefits. The Province plans to adopt this standard on the effective date. The impact on the consolidated financial statements has not yet been fully determined.

e) Specific Accounting Policies

Asset Classification

Assets are classified as either financial or non-financial. Financial assets are assets that could be used to discharge existing liabilities or finance future operations and are not to be consumed in the normal course of operations. Non-financial assets are acquired, constructed or developed assets that do not provide resources to discharge existing liabilities but are employed to deliver government services, may be consumed in normal operations and are not for resale. Non-financial assets include tangible capital assets, prepaid and deferred charges, and inventories of supplies.

Financial Assets

Cash and Cash Equivalents

Cash and cash equivalents are recorded at cost, which approximates market value. Cash equivalents include highly liquid short term investments that are readily convertible to known amounts of cash with maturity dates of six months or less. Cash and cash equivalents include $661.2 million ($953.8 million 2025) in short term investments issued by the New Brunswick Power Corporation (NB Power).

Accounts Receivable, Loans and Loan Guarantees Receivable

Accounts receivable, loans and loan guarantees receivable are initially recorded at cost, and reported at the lower of cost and net recoverable value through a valuation allowance. Changes in the valuation allowance are recognized in expense. Amounts due to the Province but deemed uncollectible are written off from the accounts of the Province once the write-off has been approved by either Treasury Board or the Secretary to Treasury Board depending on the dollar value.

Interest revenue is recognized on a loan when earned and ceases to be accrued when the collectability of either the principal or interest is not reasonably assured.

Inventories for Resale

Inventories for resale are recorded at the lower of cost or net realizable value. Properties held for resale are reported as a financial asset and include land and fixtures acquired or constructed for the purpose of sale. Properties held for resale also include properties acquired through foreclosure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Portfolio Investments

Portfolio investments include term deposits and fixed income and equity instruments. Term deposits and fixed income instruments are recorded at either cost or amortized cost, except for those designated to the fair value category. Equity instruments that are quoted in an active market are recorded at fair value. Where there has been a loss in the value of an investment that is other than a temporary decline, the investment is written down to recognize this loss.

Sinking Funds

The General Sinking Fund is maintained by the Minister of Finance and Treasury Board under the authority of section 14 of the *Provincial Loans Act*. This Act provides that the Minister shall maintain one or more sinking funds for the payment of funded debt either at maturity or upon redemption in advance of maturity. Typically, redemptions are only made after the related provincial purpose portion of the debt has been outstanding a minimum of thirty years.

Sinking fund instalments are paid into the General Sinking Fund on or before the anniversary date of each issue of funded debt at the prescribed rate of a minimum of 1% of the outstanding principal.

Sinking fund investments in bonds and debentures are reported at par value less unamortized discounts less premiums. Foreign denominated investments are reported at the Canadian dollar equivalent at the year-end rates of exchange. Short-term deposits are reported at cost. The Province’s sinking fund may be invested in eligible securities as defined in the *Provincial Loans Act*.

NB Power is contractually obligated to pay to the Province the amount of the sinking fund instalment required each year in respect of the debentures issued by the Province on its behalf.

Liabilities

Loan Guarantees

Obligations resulting from guaranteed loans are recorded as liabilities when management determines that a loss is probable. Changes in this obligation are recorded annually.

Each outstanding loan guarantee under the *Opportunities New Brunswick Act* is reviewed on a quarterly basis. An allowance for loss on loan guarantees is established when management determines that a loss is probable. A loss is considered probable when one or more of the following factors is present:

- a decline in the financial position of the borrower;
- economic conditions in which the borrower operates indicate the borrower’s inability to repay the loan; and
- collection experience for the loan.

Losses on guaranteed loans under the *Agricultural Development Act* and *Livestock Incentives Act* for classes that have similar standards are calculated using an average rate based on past experience and trends.

Asset Retirement Obligations

A liability for asset retirement costs is recognized when there is a legal obligation to incur retirement costs for a tangible capital asset, the past transaction or event giving rise to the liability has occurred, it is expected that future economic benefits will be given up, and a reasonable estimate of the costs can be made. The liability is based on information available at the financial statement date and on costs directly attributable to asset retirement activities. The carrying amount of the liability is reviewed at each financial statement date, and any revisions to the amount previously recognized are accounted for in the period in which the revisions are made. Costs are discounted when the amount and timing are known with certainty such that discounting would result in a more accurate measurement of the liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Public Private Partnerships

Public private partnerships are the arrangements between public and private sector entities where the public sector entity procures infrastructure assets using a private sector partner. The province accounts for public private partnership projects in accordance with the substance of the underlying agreements. The capital asset is valued at cost which represents fair value at the time of signing the agreement and is reported under the tangible capital assets policy. The liability is valued at the net present value of the future payments, discounted using the implicit contract rate at the time of signing the agreement.

Capital Leases

Long term leases under which the Province, as lessee, assumes substantially all the benefits and risks of ownership of leased property, are classified as capital leases although certain minimum dollar thresholds are in place for practical reasons. The present value of a capital lease is accounted for as a tangible capital asset and an obligation at the inception of the lease.

Liabilities for Contaminated Sites

A liability for the remediation of contaminated sites is recognized when an existing environmental standard has been exceeded, the Province has a legal or assumed responsibility and a reasonable estimate of the cost of remediation can be made. The liability for remediation is estimated based on information available at the financial statement date and reflects costs directly attributable to remediation activities, less expected net recoveries. The carrying amount of the liability for remediation is reviewed at each financial reporting date. Any revisions to the amount previously recognized are accounted for in the period in which revisions are made.

Retirement Benefits

Retirement benefits include various retirement benefit plans and other employee future benefit plans where the Province has an obligation to provide benefits to employees. Liabilities for the *Provincial Court Act* and *Provincial Court Judges' Pension Act*, *Members' Superannuation Act* and *Members' Pension Act*, Pension Plan for Management Employees of New Brunswick School Districts, Pension Plan for General Labour, Trades and Services Employees of New Brunswick School Districts, Pension Plan for Full-Time CUPE 2745 Employees of New Brunswick School Districts, Pension Plan for Management Employees of New Brunswick Nursing Homes, Pension Plan for General and Service Employees of New Brunswick Nursing Homes, Pension Plan for Nursing and Paramedical Employees of New Brunswick Nursing Homes, Supplementary Retirement Plan, and the Retirement Allowance program are calculated using the projected benefit method prorated on service, using various assumptions based on management's best estimate. Pension fund assets are valued at market-related values. The cost of benefits earned is attributed to the period that the employee provides service. Changes in the liability resulting from experience gains or losses and changes in actuarial assumptions are amortized over the expected average remaining service life of the related plan. Gains and losses arising from plan amendments are recognized in the period of the plan amendment.

The New Brunswick Public Service Pension Plan, the New Brunswick Teachers' Pension Plan, the Shared Risk Plan for CUPE Employees of New Brunswick Hospitals, and the Shared Risk Plan for Certain Bargaining Employees of New Brunswick Hospitals are Target Benefit Pension Plans. The liabilities for these plans are calculated using the projected benefit method prorated on service, using various assumptions based on management's best estimate. Pension fund assets are valued at market-related values. The cost of benefits earned is attributed to the period that the employee provides service. Changes in the liability resulting from experience gains or losses and changes in actuarial assumptions are amortized over the expected average remaining service life of the related plan. Gains and losses arising from plan amendments are recognized in the period of the plan amendment. These plans are governed by an Agreement and Declaration of Trust which restricts access to the plan assets. On this basis, the Province records the value of the plan net assets as nil when these plans are in a net asset position. When these plans are in a net obligation position, the Province records a liability for its portion of the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

The Province also contributes to the Pension Plan for Part-Time and Seasonal Employees. For this plan, the Board of Trustees has the obligation to provide benefits to its members. As such, no liability is recorded by the Province. The cost recorded by the Province for this plan equals the amount of the Province's required contribution for the period.

Liability for Injured Workers

The Province provides workers' compensation benefits on a self-insured basis. WorkSafeNB administers the claims on the Province's behalf and charges a fee for this service. The liability for injured workers is determined using a number of methods to estimate future payments including the annuity method, the loss development method, and the aggregate claims method. Future payments are then discounted to determine the present value. Annual claim payments are expensed by each department and are reported in the functional expense area related to the program in which the employee worked. The net change in the liability, excluding actual claims costs, is reported under central government.

Sick Leave

The cost of accumulating, non-vesting sick leave benefits for government departments and agencies, school districts and other agencies is determined by an actuarial valuation, using management's best estimate of salary escalation, accumulated sick days at retirement, long term inflation rates and discount rates. The sick leave liability for nursing homes has been estimated using summarized data of nursing home employees and experience of employees in the Province's health care sector. The cost of sick leave usage exceeding an employee's annual allotment is expensed by each department and reported in the functional expense area related to the program in which the employee worked. The change in the net liability, excluding the cost of the sick leave usage exceeding the annual allotment, is reported under central government.

Deferred Revenue

The Province defers revenues when an associated performance obligation of the Province has not been met by the financial reporting date, or in the case of tax revenues, the taxable event has not yet occurred. The liability is discharged and recognized as revenue when (or as) the performance obligation is met, or the taxable event occurs. Deferred revenues include amounts received from the federal government under various agreements that stipulate how the funds are to be spent, and amounts received from various individuals and organizations in exchange for their use of (or access to) the Province's assets and resources. Schedule 7 provides amounts of deferred revenues by type.

Borrowing on Behalf of New Brunswick Power Corporation (NB Power)

The Province, as represented by the Consolidated Fund, has issued long term debt securities on behalf of NB Power in exchange for debentures with like terms and conditions. This financing arrangement was used to obtain more favourable debt servicing costs. NB Power debentures purchased by the Province are reported in the Consolidated Statement of Financial Position as a reduction of funded debt. The transactions involving these securities, including the debt servicing costs, are not part of the budget plan of the Province's Consolidated Fund.

Non-Financial Assets

Tangible Capital Assets

Tangible capital assets are assets of the Province which have useful lives greater than one year. Certain minimum dollar thresholds for capitalization have been established for practical purposes. The costs recorded for tangible capital assets include those incurred for acquisition or construction, as well as an estimate of costs that will be legally required to retire the asset. These are amortized on a straight-line basis over the estimated useful life of the asset as further described in Note 15. Items inherited by right of the Crown, such as forest, water, and mineral resources, and historical or cultural works of art are not recognized in the consolidated financial statements as an estimate of their future economic benefits cannot reasonably be quantified or verified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Tangible capital asset policies of government entities which are consolidated in these consolidated financial statements are not adjusted to conform to provincial policies in cases where the differences are not material. The areas in which tangible capital asset policies could differ include amortization rate, estimated useful life and capitalization threshold.

Intangible Assets

Purchased intangible assets are recorded at historical cost, less accumulated depreciation. These assets are amortized on a straight-line basis over their estimated useful lives. Intangible assets that are not purchased or are developed internally are not recognized in the Consolidated Statement of Financial Position.

Inventories of Supplies

Inventories of supplies for use are recorded at the lower of cost or replacement value.

Prepaid and Deferred Charges

Prepaid and deferred charges are cash disbursements, other than tangible capital assets and inventories of supplies, that are expected to yield economic benefits over one or more future periods. Prepaid and deferred charges are recorded as an asset at the time of disbursement and amortized to expenses over the periods the benefit is received.

Revenues

Tax Revenue

Official estimates received from the federal government are used as the basis for determining corporate income tax, personal income tax and harmonized sales tax revenue. Corporate income tax, personal income tax and harmonized sales tax revenue amounts for the current year reflect prior year adjustments based on returns or more recent economic data.

Provincial real property tax is recognized based on the calculation of applying the relevant provincial and local service district/rural district tax rates to the assessed property value. Adjustments are made to current year revenue for changes in prior year assessed property values.

Consumption taxes (Gasoline and Motive Fuels Tax, Tobacco Tax, Pari-mutuel Tax, Cannabis Duty and Vaping Duty) are recognized based on the self-assessed returns of taxpayers and tax collectors (e.g. retailers and wholesalers). Consumption tax revenue is also recognized from direct payments made by taxpayers in completing certain types of transactions.

Government Transfers

Government transfers are recognized as revenue in the period during which the transfer is authorized and all eligibility criteria have been met, except when and to the extent that the transfer gives rise to an obligation that meets the definition of a liability. Transfers meeting the definition of a liability are recorded as deferred revenue and are recognized as revenue when transfer stipulations are met. Capital projects for which the stipulation of project completion had not been met as at 31 March 2026 have been recorded as deferred capital contributions in Schedule 7. Major transfers recognized during the period are reported in Schedule 16.

Restructuring Transactions

A restructuring transaction is a transfer of an integrated set of assets and/or liabilities, together with related program or operation responsibilities, without consideration based primarily on the fair value of the individual assets and liabilities transferred. The net effect of a restructuring transaction is recorded as a separate revenue or expense in the year of the transfer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Gifts and Donations

Gifts and donations of assets are recognized as revenue at fair value when they can be reliably measured.

Interest

Interest earned on the assets of the General Sinking Fund and on other provincial assets is reported as revenue.

Other Own-Source Revenue

Other own-source revenue is recognized when an event or transaction has occurred and the Province has the authority and expectation to obtain future economic benefits. For transactions where the Province provides goods or services, revenue is recognized as the Province satisfies performance obligations to provide them to the payor. Receipts received in advance of performance obligations being satisfied are recognized as deferred liabilities.

Expenses

Government Transfers

Grants, entitlements and other government transfers are recognized as expenses in the period during which the event giving rise to the transfer has occurred, provided that the transfer has been authorized and all eligibility criteria have been met by the recipient. Major government transfers during the period include grants to universities, grants to municipalities, funding provided through social and employment programs, and transfers via revenue sharing agreements.

Debt Charges

Interest and other debt service charges are reported in the Consolidated Statement of Operations as Service of the Public Debt except as described below:

- As government business enterprises are included in the government reporting entity through modified equity accounting, the cost of servicing their debt is not included in the Service of the Public Debt expense. The cost of servicing the debt of government business enterprises is an expense included in the calculation of their net income or loss for the year.

- Interest costs imputed on the Province's Net Pension Liability are recorded as part of pension expense, which is included in various expense functions.

- Interest on Canada Mortgage and Housing Corporation (CMHC) debentures and nursing home debt is recorded as part of the Social Development expense function.

Operating Leases

All leases under which the Province does not assume substantially all the benefits and risks of ownership related to the leased property are classified as operating leases. Each rental payment required by an operating lease is recorded as an expense when it is due. Operating leases are disclosed under Contractual Obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Concessionary Loans

There are two situations in which the Province charges loan disbursements entirely as expenses. These are:

- Loan agreements which commit the Province to provide future grants to the debtor to be used to repay the loan.
- Loan agreements which include forgiveness provisions if the forgiveness is considered likely.

Loans that are significantly concessionary because they earn a low rate of return are originally recorded as assets at the net present value of the expected future cash flows. The net present value is calculated using the Province's borrowing rate at the time the loan was issued. The difference between the nominal value of the loan and its net present value is recorded as an expense.

f) Foreign Currency Translation and Risk Management

The Province's assets, liabilities and contingent liabilities denominated in foreign currencies are translated to Canadian dollars at the year-end rates of exchange. Exchange gains and losses are included in the Consolidated Statement of Operations when realized. Unrealized exchange gains or losses are included in the Statement of Accumulated Remeasurement Gains and Losses. Revenue and expense items are translated at the rates of exchange in effect at the respective transaction dates.

The Province borrows funds in both domestic and foreign capital markets and manages its existing debt portfolio to achieve the lowest debt costs within specified risk parameters. As a result, the Province may be exposed to foreign exchange risk. Foreign exchange or currency risk is the risk that the principal and interest payments on foreign debt will fluctuate in Canadian dollar terms due to fluctuations in foreign exchange rates.

In accordance with risk management policy guidelines, the Province uses various financial instruments and techniques to manage exposure to foreign currency risk. These financial instruments may include currency forwards, cross-currency swaps and purchases of foreign denominated assets into the Province's sinking fund. The Province performs an annual assessment of the effectiveness of its financial instruments in managing exposure to foreign currency risk by comparing the cash flows of both the hedged and hedging items.

As at 31 March 2026, the full amount of the Province's outstanding foreign currency denominated debt (500.0 million USD, 925.0 million CHF, and 105.0 EUR) has been hedged by entering into cross-currency swaps, which convert the interest and principal payable from the original currency to Canadian dollars. As the entire foreign currency denominated debt portfolio has been hedged, the Province has no foreign currency exposure.

g) Measurement Uncertainty

Measurement uncertainty exists when there is uncertainty in the determination of the amount at which an item is recorded in the financial statements. Such uncertainty exists when there is a variance between the recognized or disclosed amount and another reasonably possible amount. Many items are measured using management's best estimate, based on assumptions that reflect the most probable set of economic conditions and planned courses of action at the time of financial statement preparation. Estimates are updated to reflect new information as it becomes available. Actual results could differ from these estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Significant estimates used in these consolidated financial statements include:

- Uncertainty relating to the determination of corporate income tax revenue arising from variances between the estimated and actual amount of New Brunswick's allocation of national taxable income. A sensitivity analysis on the impact of a change in the allocation of national taxable income indicated that a +/- 1% change in New Brunswick's allocation would impact the revenue by +/- $6.6 million. Uncertainty also exists in relation to the determination of corporate and personal tax revenue arising from possible revisions of tax revenue as a result of reassessments of prior tax periods or the timing of instalment payments. Due to their nature, the extent to which these items will impact the estimates cannot be reasonably determined.

- Uncertainty relating to the determination of harmonized sales tax revenue arising from variances between the estimated and actual amount of New Brunswick's allocation of the national revenue pool. A sensitivity analysis indicated that a +/- 1% change in New Brunswick's allocation would impact the revenue by +/- $18.2 million. Uncertainty also exists in relation to the determination of harmonized sales tax revenue arising from possible revisions of tax revenue as a result of reassessments of prior tax periods or the timing of instalment payments. Due to their nature, the extent to which these items will impact the estimates cannot be reasonably determined.

- Uncertainty relating to the determination of revenue from Canada Health Transfers and Canada Social Transfers arising from variances between the estimated and actual provincial share of national population figures. A sensitivity analysis on the impact of a change in the estimated population figures indicated that a +/- 1% change in New Brunswick's estimated population figures would impact the revenue for the Canada Health Transfer and Canada Social Transfer by +/- $11.3 million and $3.6 million, respectively.

- Uncertainty relating to the determination of the obligation or expense for pensions and other employee future benefits because actual results may differ from the Province's assumptions used to estimate the amount of benefits that employees will receive and the investment return on plan assets. Due to the numerous factors that could impact the assumptions used, the extent to which their variability will impact the estimate cannot be reasonably determined.

- Uncertainty relating to the determination of the liability for asset retirement obligations because actual results may differ from the assumptions used to estimate the liability. Uncertainty exists for buildings as the cost estimate for regulated building materials is based on a cost per square foot, depending on the type of building and the year of build. However, the full extent of regulated materials may only be determined at the time of retirement. For buildings, a 1% increase in the estimated rate per square foot would increase the liability by $3.3 million.

- Uncertainty relating to the estimation of the liability for injured workers because actual results may differ from the Province's assumptions used to estimate the liability. A sensitivity analysis on exposure to changes in key variables used to estimate the liability indicated that a 1% decrease in the discount rate would increase the liability by $47.1 million, and a 1% increase in the rate of inflation would increase the liability by $43.2 million.

- Uncertainty relating to the allocation of payments for highway rehabilitation contracts because amortization of the capital improvement work commences in the year the rehabilitation work is expected to be performed, which may not reflect when the work is actually completed by the contractors. This may impact the timing of amortization expense and the classification of payments as a prepaid expense, accrued expenditure, or tangible capital asset. Due to the unpredictability of future events, the extent of the measurement uncertainty cannot be reasonably estimated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

- Uncertainty relating to the determination of the amounts recorded as the valuation allowances for loans as these amounts are based on probable outcomes and the use of estimates. A sensitivity analysis indicated that the impact of a +/- 1% change in the overall valuation allowance on loans receivable could impact net loans receivable and bad debt expense by +/- $6.9 million for loans to students and +/- $1.3 million for loans under the *Opportunities New Brunswick Act*.

- Uncertainty relating to the determination of the amount of accruals for the remediation of contaminated sites, amounts recorded as contingent liabilities, valuation allowances for investments and accounts receivable, and the estimated useful lives of tangible capital assets because these amounts are based on probable outcomes and the use of estimates. Due to the unpredictability of future events, the extent of the measurement uncertainty cannot be reasonably estimated.

- Uncertainty relating to the consolidation of not-for-profit nursing homes operating in the Province because audited financial statements were not available for all nursing homes at the time of consolidation, and some nursing homes use accounting frameworks and accounting policies that differ from those of the Province. The extent of these differences is not expected to be material.

- Uncertainty relating to the determination of property tax revenue, expense, assets and liabilities attributable to assessment appeals, uncollectible amounts and write-offs. The extent to which a change in the assessment amounts or collectability will impact the consolidated financial statements cannot be reasonably estimated.

On 6 March 2025, the Ontario Superior Court of Justice approved a $32.5 billion agreement in Canada under the *Companies' Creditors Arrangement Act* against three major tobacco companies for healthcare-related costs. The total agreement will be paid through installments calculated as a percentage of the tobacco companies' net after-tax income of the previous year. Starting at 85% of net after-tax income, the percentage will decrease by 5% every five years. In year 16, the allocation of 70% will remain constant until the total amount is paid.

Under the agreement, $24.7 billion was owed to the Provinces and Territories with New Brunswick's share being approximately $596.0 million. To date, the Province has received $156.0 million. The remaining balance of the agreement has not been recorded as a receivable because there is uncertainty about the amount and timing of the tobacco companies' future profits, which may be influenced by economic conditions, regulatory changes, and shifting consumer preferences for combustible tobacco products. Subsequent revenue will be recognized when there is more certainty around the future annual net after-tax profits of the tobacco companies. No amounts have been recorded for 2025-2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 2 BUDGET

The budget figures included in these consolidated financial statements are the amounts published in Main Estimates, adjusted for transfers from the Supplementary Funding Provision Program. The Supplementary Funding Provision Program is an appropriation which provides funding to other programs for costs associated with contract settlements and other requirements not budgeted in a specific program.

Budget figures for the year ending 31 March 2026 reflect the acquisition of tangible capital assets and amortization expense. These amounts are disclosed in Main Estimates as a separate schedule.

Public sector accounting standards require the budgeted results to be presented for the same scope of activities, and on a basis consistent with those used for actual results. Accordingly, the budget figures presented in the consolidated financial statements have been adjusted for the impact of a change in presentation of the Service of the Public Debt interest revenue and interest expense, which were not presented separately in Main Estimates. The table below provides a reconciliation of the published Main Estimates budget to the adjusted budget figures presented in the consolidated financial statements.

	(millions)		
	2026 Budget	Adjustments	2026 Adjusted Budget
Consolidated Statement of Operations			
Revenue			
Provincial Sources			
Taxes	$ 6,658.0	$ --	$ 6,658.0
Licences and Permits	176.3	--	176.3
Royalties	84.9	--	84.9
Income from Government Business Enterprises and Business Partnerships	396.3	--	396.3
Other Provincial Revenue	815.6	67.4	883.0
Sinking Fund Earnings	222.2	--	222.2
Federal Sources	5,439.0	--	5,439.0
	13,792.3	67.4	13,859.7
Expense			
Education and Training	3,145.2	--	3,145.2
Health	4,691.7	--	4,691.7
Social Development	2,179.8	--	2,179.8
Protection Services	445.3	--	445.3
Economic Development	505.3	--	505.3
Labour and Employment	179.7	--	179.7
Resources	436.8	--	436.8
Transportation and Infrastructure	991.5	--	991.5
Central Government	1,093.0	--	1,093.0
Service of the Public Debt	673.0	67.4	740.4
	14,341.3	67.4	14,408.7
Operating Surplus	$ (549.0)	$ --	$ (549.0)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 3 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to financial assets of one entity and financial liabilities or equity instruments of another entity. Financial instruments include primary instruments such as receivables, payables, and equity instruments, as well as derivative financial instruments such as interest rate and currency swaps.

a) Fair Value

Fair value is the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value measurements of financial instruments are classified using a hierarchy based on the significance of inputs used to determine fair value. Items are classified based on the lowest level input that is significant to the measurement. The three levels of the fair value hierarchy are as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The Province's financial instruments carried at fair value are disclosed below. All other financial instruments are carried at cost or amortized cost. There were no significant transfers between level 1 and level 2 of the fair value hierarchy.

		(millions)	
		2026	2025
	Level	Fair Value	
Financial Assets			
Derivatives	2	$ 405.8	$ 279.7
Portfolio Investments	1	$ 21.2	$ 18.2
Portfolio Investments	2	$ 47.0	$ 43.7
Liabilities			
Derivatives	2	$ 15.0	$ 26.1

b) Financial Risk Management

The Province is exposed to risks from its use of financial instruments. These risks include credit risk, liquidity risk, and market risk. The Province has risk management strategies in place to mitigate these risks as discussed below.

Credit Risk

Credit risk is the risk that a counterpart to a financial instrument may not meet their obligations. The risk arises most significantly in cash deposits and short-term investments, accounts receivable, loans receivable, portfolio investments, and derivative assets. To mitigate this risk, the Province monitors credit ratings of counterparties and diversifies credit exposure. Longer-term fixed income investments in trust and sinking funds are limited to those issued or guaranteed by other Canadian provinces or the Government of Canada. Cash deposits, short term investments and derivative counterparties are limited to the biggest six Canadian Schedule 1 banks. General receivables are monitored with outstanding balances pursued for payment. Certain classes of loans, as described in Note 4, may be backed by collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

The carrying value of the financial assets subject to this risk represents the maximum credit exposure at the reporting date. Receivables and advances, taxes receivable, and loans receivable include amounts that are past due and considered to be impaired. Allowances recorded to reflect the impairments are provided in Schedule 2, Schedule 3, and Note 4.

Liquidity Risk

Liquidity risk is the risk that the Province will not be able to meet its financial obligations. The Province engages in cash forecasting and monitoring for its operations to confirm adequate liquidity is available to meet its commitments. The Province also employs an active short-term borrowing program to supplement operational funding needs when necessary. Sinking and trust fund future commitments and redemptions are also forecasted, monitored, and managed to ensure liabilities are met in a timely manner. A maturity analysis of long-term debt and derivative financial liabilities is presented in Note 14. Accounts payable are short term in nature, with payment generally due within 30 days after receipt of a payment request.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk, and other price risk.

Currency risk is the risk that the fair value or future cash flows related to financial instruments will fluctuate due to changes in foreign exchange rates. The Province mitigates this risk by using derivative contracts that convert interest and principal payments on foreign currency denominated debt into Canadian dollar denominated cash flows. As of 31 March 2026, derivative contracts were in place for all of the Province’s outstanding foreign currency denominated debt; therefore, a change in the foreign exchange rates at that date would not have impacted the Province’s operating results but would have impacted remeasurement gains and losses. Note 14 discloses the maturity schedule of foreign currency denominated debt and the terms of the related derivative contracts.

Interest rate risk is the risk that the fair value or future cash flows related to financial instruments will fluctuate due to changes in interest rates. The Province manages this risk by primarily issuing longer-term debt obligations with fixed interest rates to maturity and limited exposure to floating rate debt obligations. Longer-term fixed income assets are diversified. Should the current portion of funded debt for provincial purposes be refinanced at an interest rate 100 basis points higher than current market rates, annual debt service costs would be $10.4 million higher. Should the current portion of investments held in the General Sinking Fund be reinvested at an interest rate 100 basis points lower than current market rates, annual Sinking Fund earnings would be $3.7 million lower.

Other price risk is the risk that the fair value or future cash flows related to financial instruments will fluctuate due to changes in market prices other than those arising from interest rate risk or currency risk. The Province considers the market risk related to its financial instruments to be concentrated in currency risk and interest rate risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

The table below shows the impact to remeasurement gains and losses due to a reasonably expected change in relevant market rates at 31 March 2026 applied to the foreign currency denominated debt and derivative financial instruments held at that date.

	(millions) Remeasurement Gain (Loss)
Derivatives	
1 cent weakening of the CAD compared to the USD	$ 4.7
1 cent weakening of the CAD compared to the CHF	9.1
1 cent weakening of the CAD compared to the EUR	0.8
100 basis point increase in interest rates	(28.6)
	$ (14.0)

	(millions) Remeasurement Gain (Loss)
Foreign currency denominated funded debt outstanding	
1 cent weakening of the CAD compared to the USD	$ (5.0)
1 cent weakening of the CAD compared to the CHF	(9.3)
1 cent weakening of the CAD compared to the EUR	(1.1)
	$ (15.4)

NOTE 4 LOANS

The following is a schedule of the Province's loans receivables:

(millions)	2026			2025		
	Amount	**Valuation Allowance**	**Net**	**Amount**	**Valuation Allowance**	**Net**
Loans to Students	**$ 665.4**	$ (160.7)	**$ 504.7**	$ 645.8	$ (177.0)	**$ 468.8**
Opportunities New Brunswick Act	**132.4**	(44.9)	**87.5**	138.2	(47.1)	**91.1**
New Brunswick Housing Act	**27.2**	(10.9)	**16.3**	28.7	(10.2)	**18.5**
Fisheries and Aquaculture Development Act	**20.3**	(9.1)	**11.2**	18.3	(8.5)	**9.8**
Agricultural Development Act	**10.1**	(6.7)	**3.4**	10.1	(6.5)	**3.6**
Regional Development Corporation	**3.1**	(2.2)	**0.9**	5.3	(2.7)	**2.6**
La Fondation du quotidien francophone	**4.0**	(4.0)	**--**	4.0	(4.0)	**--**
Other Loans	**7.8**	(0.9)	**6.9**	8.4	(0.9)	**7.5**
	$ 870.3	$ (239.4)	**$ 630.9**	$ 858.8	$ (256.9)	**$ 601.9**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Loans to students are to be repaid 10 years after the end of study date; these loans are unsecured. Effective 1 November 2022, interest no longer accrues on provincial student loans.

Loans issued under the *New Brunswick Housing Act* have terms of up to 30 years and interest rates ranging from 0% up to the provincial borrowing rate. These loans are backed by a mortgage or promissory note.

Loans issued by the Regional Development Corporation have various repayment terms and interest rates ranging from 0% to 2%. These loans may be secured by company assets or personal guarantees.

Loans issued under the *Opportunities New Brunswick Act*, *Agricultural Development Act*, and *Fisheries and Aquaculture Development Act* facilitate the establishment, development, or maintenance of industry in a variety of areas.

Loans issued under the *Opportunities New Brunswick Act* have terms of up to 30 years and interest rates ranging from 0% to 10%. These loans may be secured by life insurance, company assets, or personal guarantees.

Loans issued under the *Agricultural Development Act* and *Fisheries and Aquaculture Development Act* have terms of up to 25 years and interest rates set by regulation to be equal to the provincial borrowing rate or based on the prime rate. These loans may be secured by land, buildings, livestock, quotas, and fishing vessels.

NOTE 5 PORTFOLIO INVESTMENTS

Portfolio investments are investments in equity or debt instruments of organizations that do not form part of the government reporting entity. Portfolio investments held by the Province are as follows:

	(millions)	
	2026	2025
Investments measured at cost or amortized cost	$ 46.6	$ 54.5
Investments measured at fair value	68.7	61.9
	$ 115.3	$ 116.4

Included in portfolio investments are marketable securities with a carrying value of $83.7 million ($83.8 million 2025) and a market value of $83.7 million ($84.1 million 2025).

Income from portfolio investments is reported in Schedule 15.

The Province also holds portfolio investments in the General Sinking Fund described in Note 14. The following portfolio investments are held in the General Sinking Fund:

	(millions)	
	2026	2025
Investments measured at cost or amortized cost	$ 5,082.2	$ 4,823.6
Investments measured at fair value	--	--
	$ 5,082.2	$ 4,823.6

Included in portfolio investments of the General Sinking Fund are marketable securities with a carrying value of $5,082.2 million ($4,823.6 million 2025) and a market value of $4,645.5 million ($4,583.6 million 2025).

Income from portfolio investments of the General Sinking Fund is included in Sinking Fund Earnings on the Consolidated Statement of Operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 6 PUBLIC PRIVATE PARTNERSHIPS

The province has entered various public private partnerships, where the province controls the purpose and use of the infrastructure, has access to the future economic benefits and exposure to the risks of the infrastructure assets and has significant residual interest in the infrastructure.

The table below discloses the outstanding future payments for the public private partnerships. The most significant public private partnership obligation relates to the Fredericton-Moncton Highway.

(millions)

	Principal	Interest	Interest Rate (%)	Term (Years)
Building	$ 3.0	$ 2.4	8.8	30
Highway	$ 103.3	$ 20.2	6.4	29

The interest rate for calculating public private partnership related infrastructure assets is based on the implicit contract rate at the time of signing the agreement. Capital costs and accumulated amortization related to these arrangements are further disclosed in Note 15. Operating and/or maintenance costs within the arrangements have been recognized as expenses in the period to which they relate. Future commitments related to these public private partnership arrangements are disclosed in Note 19.

NOTE 7 GOVERNMENT BUSINESS ENTERPRISES AND BUSINESS PARTNERSHIPS

a) Government Business Enterprises

A government business enterprise is an organization accountable to the Legislative Assembly that has the power to contract in its own name, can sue and be sued, has the financial and operating authority to carry on a business, sells goods and services to customers outside the government reporting entity as its principal activity, and that can, in the normal course of its operations, maintain its operations and meet its liabilities from revenues received from sources outside the government reporting entity.

The financial information of a government business enterprise is prepared according to the accounting standards that are appropriate for the industry segment in which it operates. These accounting policies may not be consistent with accounting policies used by the Province.

The following is a list of government business enterprises, and their fiscal year ends, which are included in the government reporting entity as listed in Schedule 25 to these consolidated financial statements.

New Brunswick Liquor Corporation (NB Liquor)*	29-03-2026
Cannabis NB Ltd. (CNB)*	29-03-2026
New Brunswick Municipal Finance Corporation (NBMFC)	31-12-2025
New Brunswick Power Corporation (NB Power)	31-03-2026

*NB Liquor and CNB have fiscal year ends which end on the Sunday closest to 31 March.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

The following table presents condensed financial information for these government business enterprises.

	(millions)				
	NB Liquor	CNB	NBMFC	NB Power	Total
Assets					
Cash and Equivalents	$ 5.2	$ 1.5	$ 0.4	$ 129.0	**$ 136.1**
Receivables	15.1	0.3	1.7	505.0	**522.1**
Prepaids	2.3	2.3	--	33.0	**37.6**
Inventories	48.0	10.3	--	289.0	**347.3**
Derivatives	--	--	--	77.0	**77.0**
Capital Assets	13.5	1.5	--	5,275.0	**5,290.0**
Long Term Assets	--	--	--	1,057.0	**1,057.0**
Regulatory Assets	--	--	--	1,182.0	**1,182.0**
Long Term Notes Receivable	--	--	767.8	--	**767.8**
Right-of-use Assets	28.9	18.4	--	--	**47.3**
Other Assets	--	--	--	19.0	**19.0**
Sinking Fund Receivable	--	--	--	637.0	**637.0**
Intangible Assets	1.0	1.2	--	46.0	**48.2**
Total Assets	$ 114.0	$ 35.5	$ 769.9	$ 9,249.0	**$ 10,168.4**
Liabilities					
Accounts Payable and Accrued Liabilities	$ 44.7	$ 4.6	$ 1.9	$ 500.0	**$ 551.2**
Short Term Debt	--	--	--	662.0	**662.0**
Derivatives	--	--	--	24.0	**24.0**
Employee Future Benefits	2.4	--	--	102.0	**104.4**
Long Term Debt	--	--	767.8	6,074.0	**6,841.8**
Decommissioning and used fuel management liabilities	--	--	--	1,204.0	**1,204.0**
Other Liabilities	33.0	20.4	--	179.0	**232.4**
Total Liabilities	80.1	25.0	769.7	8,745.0	**9,619.8**
Equity					
Retained Earnings	33.8	10.5	0.2	545.0	**589.5**
Accumulated Other Comprehensive Income (Loss)	0.1	--	--	(41.0)	**(40.9)**
Total Equity	33.9	10.5	0.2	504.0	**548.6**
Total Liabilities and Equity	$ 114.0	$ 35.5	$ 769.9	$ 9,249.0	**$ 10,168.4**
Net Income					
Revenue	$ 549.0	$ 101.6	$ 25.9	$ 3,130.0	**$ 3,806.5**
Expenses	(365.5)	(80.7)	(0.1)	(2,905.0)	**(3,351.3)**
Interest and Related Expense	--	--	(25.7)	(212.0)	**(237.7)**
Net Income	$ 183.5	$ 20.9	$ 0.1	$ 13.0	**$ 217.5**
Other Comprehensive Income (Loss)					
Other Comprehensive Income	$ (0.1)	$ --	$ --	$ 7.0	**$ 6.9**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

New Brunswick Liquor Corporation

New Brunswick Liquor Corporation was established under the *New Brunswick Liquor Corporation Act*. Its business activity is the purchase, distribution and sale of alcoholic beverages throughout the Province of New Brunswick. Transactions between NB Liquor and the Province in the normal course of operations were deemed insignificant to the financial statements. NB Liquor's financial statements are prepared in accordance with International Financial Reporting Standards.

Cannabis NB Ltd.

Cannabis NB Ltd. is incorporated under the *Business Corporations Act*. Its business activity is the distribution and sale of recreational use cannabis through an agreement with Cannabis Management Corporation (CMC). CNB's financial statements are prepared in accordance with International Financial Reporting Standards.

New Brunswick Municipal Finance Corporation

New Brunswick Municipal Finance Corporation was established under the *New Brunswick Municipal Finance Corporation Act*. Its purpose is to provide financing for municipalities and municipal enterprises through a central borrowing authority. NBMFC's financial statements are prepared in accordance with International Financial Reporting Standards.

As at 31 December 2025, $690.0 million ($667.4 million 2024) of NBMFC's outstanding debt was held by funds administered by the Province. Of that total, $679.6 million ($651.9 million 2024) was purchased directly by those funds. The Province is the guarantor of all debt issued by NBMFC. NBMFC paid the Province a fee of $0.1 million in 2025 ($0.1 million 2024) to administer funds on its behalf.

NBMFC's principal payments on the total outstanding debenture debt are as follows:

Year Ending	(millions) Principal Repayment
December 31, 2026	$ 99.2
December 31, 2027	92.7
December 31, 2028	82.9
December 31, 2029	73.7
December 31, 2030 and thereafter	423.6
Unamortized discount	(4.3)
Total Debenture Debt	$ 767.8

New Brunswick Power Corporation

New Brunswick Power Corporation was established as a Crown Corporation of the Province in 1920 by enactment of the *New Brunswick Electric Power Act*. In 2004, New Brunswick Power Corporation continued as New Brunswick Power Holding Corporation with new subsidiary operating companies (collectively the NB Power Group of Companies). On 1 October 2013, by enactment of the *Electricity Act*, the New Brunswick Power Group of Companies became a single, integrated Crown Corporation. On 1 April 2022, as a result of changes to the *Electricity Act*, NB Power became a subsidiary of New Brunswick Power Holding Corporation. NB Power's purpose is to generate, purchase, transmit, distribute and sell electricity. Its financial statements are prepared in accordance with International Financial Reporting Standards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Prior to the above noted amalgamation on 1 October 2013, the financial results of the New Brunswick Power Group of Companies were recorded in the New Brunswick Electric Finance Corporation (NBEFC) using the modified equity method, with any unrealized intercompany gains or losses being eliminated upon consolidation. NBEFC's financial results were then consolidated with those of the Province, also using the modified equity method.

Over the period 2009 – 2013, NBEFC's net income was reduced by $153.1 million of unrealized intercompany gains related to expenses deferred under the rate regulatory accounting practice used by the New Brunswick Power Group of Companies. Due to the subsequent amalgamation of the New Brunswick Power Group of Companies and NBEFC, the Province is recognizing the total amount of $153.1 million in net income over the 27 year estimated useful life of Point Lepreau. For the fiscal year ended 31 March 2026, $5.7 million was amortized into the Province's income. On the Consolidated Statement of Financial Position, the Province's investment in NB Power has been reduced by the remaining amount of the regulatory deferral ($77.0 million).

The amount of $637.0 million shown as sinking fund receivable on NB Power's financial statements is due from the Province. The amount of $6,074.0 million shown as long term debt has been borrowed by the Province. For 2026, NB Power made payments to the Province for property taxes, utility taxes and right of way taxes totaling $47.0 million ($47.0 million 2025).

NB Power's long-term debt principal repayment schedule is as follows:

Year Ending	(millions) Principal Repayment
March 31, 2027	$ --
March 31, 2028	220.0
March 31, 2029	516.0
March 31, 2030	50.0
March 31, 2031 and thereafter	5,280.0
Unamortized premiums	8.0
Total Long Term Debt	$ 6,074.0

b) Business Partnerships

A partnership is a contractual arrangement between the Province and a party or parties outside of the government reporting entity where the partners co-operate toward achieving common goals and share the risks and rewards on an equitable basis. The partners make a financial investment in the partnership and share control of financial and operating decisions. A business partnership is a partnership that has the power to contract in its own name, has the financial and operating authority to carry on a business, sells goods and services to customers other than the partners as its principal activity, and that can, in the normal course of its operations, maintain its operations and meet its liabilities from revenues received from sources other than the partners.

The business partnership and fiscal year end are listed below.

Atlantic Lottery Corporation Inc. (ALC)	31-03-2026

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

The following table presents condensed financial information for the business partnership.

	(millions) ALC
Assets	
Cash and Equivalents	$ 15.3
Restricted Prize Cash	25.2
Receivables	36.4
Prepaids	8.4
Inventories	10.9
Capital Assets	157.5
Right-of-use Assets	7.0
Employee Future Benefits	160.0
Intangible Assets	42.7
Total Assets	$ 463.4
Liabilities	
Line of credit and short-term financing	$ 66.1
Accounts Payable and Accrued Liabilities	50.6
Liabilities for Unclaimed Prizes	25.2
Due to Shareholders	5.2
Employee Future Benefits	13.7
Long Term Debt	86.3
Other Liabilities	36.4
Total Liabilities	283.5
Equity	
Retained Earnings	182.0
Accumulated Other Comprehensive Loss	(2.1)
Total Equity	179.9
Total Liabilities and Equity	$ 463.4
Net Income	
Revenue	$ 889.6
Expenses	(397.5)
Net Income	$ 492.1
Other Comprehensive Income	
Other Comprehensive Income	$ 46.9

The Province's share is as follows:

	(millions)
Due to Shareholders	$ 1.3
Total Equity	$ 51.9
Net Income	$ 149.1
Other Comprehensive Income	$ 14.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Atlantic Lottery Corporation Inc.

Atlantic Lottery Corporation Inc. is a jointly-owned corporation of the four Atlantic Provinces, incorporated under the *Canada Business Corporations Act* on 3 September 1976. The Province is a partner to ALC through the New Brunswick Lotteries and Gaming Corporation (NBLGC). ALC's purpose is to operate the ticket lottery, iLottery and video lottery programs on behalf of NBLGC and the other partners. It also markets and handles regionally the products of the Interprovincial Lottery Corporation (ILC), an organization that operates national lottery games in Canada, owned jointly by the ten provinces. ALC's financial statements are prepared in accordance with International Financial Reporting Standards.

NOTE 8 SHORT TERM BORROWING

a) Balance Outstanding

Short term borrowing is recorded at cost, which approximates market value. Short term borrowing consists of $1,044.2 million ($1,191.4 million 2025) in treasury bills with interest rates ranging from 2.2% - 2.3%, maturing between 9 April and 4 June 2026 and $1.3 million ($1.6 million 2025) of bank indebtedness with interest rates ranging from 4.5% - 8.0%.

b) Borrowing Authority under the Provincial Loans Act

Under the authority of section 2 of the *Provincial Loans Act*, the maximum temporary indebtedness of the Province is $3,000.0 million.

NOTE 9 RETIREMENT BENEFITS

a) Description

Employees of the Province and certain other entities, as well as members of the Legislative Assembly, are entitled to receive retirement benefits under a number of plans. The following is a summary of the funding and member benefits. Complete plan descriptions are contained in the specific plan documentation.

Defined Benefit Pension Plans

Eligible non-teaching employees of school districts participate in the Pension Plan for Management Employees of New Brunswick School Districts (Sch-Mgt), the Pension Plan for General Labour, Trades and Services Employees of New Brunswick School Districts (GLTS), or the Pension Plan for Full-Time CUPE 2745 Employees of New Brunswick School Districts (CUPE 2745). Each plan provides a basic pension benefit based on years of service and salary, along with capped annual inflation protection. Employees contribute up to 6.5% of earnings to the CUPE 2745 plan and up to 7.0% of earnings to the GLTS plan. There are no current contributors to the Sch-Mgt plan as it has been curtailed. The Province contributes an amount as determined by the actuary to fund the benefits of the GLTS plan. The Province contributes 142.4% of employee contributions for the CUPE 2745 plan, in accordance with the Collective Agreement. Pension trust funds, distinct from the Consolidated Fund, exist for the GLTS and CUPE 2745 trust funds, which invest in fixed income securities and equities. The Sch-Mgt trust fund was depleted in 2022. The Province pays benefits for this plan as they become due out of the Consolidated Fund.

Provincial Court Judges receive pension benefits under the *Provincial Court Act* and the *Provincial Court Judges' Pension Act* (Judge). The basic pension benefit is based on years of service and salary, along with capped annual inflation protection. Judges contribute 8.0% of earnings, and the Province contributes an amount as determined by the actuary to fund the benefits. A pension trust fund, distinct from the Consolidated Fund, exists to fund a portion of the benefits. The remaining portion of the benefits payable to the Judges is paid from the Consolidated Fund. The trust fund invests in various fixed income, equity, inflation linked, and alternative investment pooled funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Members of the Legislative Assembly (MLA) previously earned pension benefits under the *Members' Superannuation Act* and *Members' Pension Act* (Member). These plans have been curtailed. The Plans provide a pension benefit based on salary and number of years of service as a Minister, and average indemnity and number of sessions served as an MLA plus additional supplementary allowances. There is no segregated pension trust fund for these plans. The Province pays benefits as they become due out of the Consolidated Fund.

Certain pension benefits relating to early retirement initiatives, enhanced provisions for Deputy Ministers and Ministers, and benefits on salary in excess of the maximum salary covered under the New Brunswick Public Service Pension Plan are provided for under the Supplementary Retirement Plan (SERP). The excess employer and employee contributions relating to the New Brunswick Public Service Pension Plan are deposited into a Retirement Compensation Arrangement, which was established in 2015 to receive contributions and pay benefits. As at 31 March 2026, $84.1 million has been deposited into the account. Benefit payments are currently being paid out of the Consolidated Fund.

Certain eligible employees of nursing homes participate in either the Pension Plan for Management Employees of New Brunswick Nursing Homes (NH-Mgt) or the Pension Plan for Nursing and Paramedical Employees of New Brunswick Nursing Homes (NH-N&P). The Plans provide a pension benefit based on years of service and salary, along with capped annual inflation protection. Employees contribute 5.8% of earnings up to year's maximum pensionable earnings (YMPE) and 7.5% of earnings in excess of YMPE to the NH-Mgt plan, and 5.3% of earnings up to YMPE and 7.0% of earnings in excess of YMPE to the NH-N&P plan. The nursing homes contribute an amount required, as determined by the actuary, to fund the benefits. Pension trust funds, distinct from the Consolidated Fund, exist for each plan. The trust funds invest in fixed income securities, equities, and alternative investments.

Certain eligible employees of nursing homes participate in the Pension Plan for General and Service Employees of New Brunswick Nursing Homes (NH-G&S). A future annual pension benefit accrues to employees as they provide service based on a percentage of salary, and is subject to capped inflation protection from the time it is earned. Employees contribute 6.5% of earnings up to YMPE and 9.03% of earnings in excess of YMPE toward current service, and the nursing homes are required to match this contribution. If special payments are required, regulations specify that they are to be shared equally by employees and employers, and that the amount cannot exceed 25% of the current service cost contribution. A pension trust fund, distinct from the Consolidated Fund, exists for the plan. The trust fund invests in fixed income securities, equities, and alternative investments.

<u>Defined Contribution Pension Plans</u>

Eligible part-time, seasonal and contract employees of the Province may participate in the Pension Plan for Part-Time and Seasonal Employees (Part-time). Employees may contribute 2.0%, 3.25%, or 4.5% of earnings. The Province matches the employee contribution, and has no further benefit obligation. The contributions, along with earnings, are attributed to separate member accounts which are used to fund the future retirement benefit.

<u>Target Benefit Pension Plans</u>

The Shared Risk Plan for CUPE Employees of New Brunswick Hospitals (H-CUPE), Shared Risk Plan for Certain Bargaining Employees of New Brunswick Hospitals (H-CBE), New Brunswick Public Service Pension Plan (NBPSPP), and the New Brunswick Teachers' Pension Plan (NBTPP) are target benefit pension plans providing pension benefits to employees of the Province and certain other entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Each plan is governed by a Board of Trustees to which the Province has appointed one half of the members. Once appointed, the Province does not have the right to remove a trustee. The boards are fully responsible for the management of the plans, including investment of the assets and administration of the plan. Each plan has a funding policy which outlines actions the Board of Trustees must take in the event the plan is not fully funded based on actuarial valuations. The required actions and timing differ from plan to plan and include adjustment of ancillary benefits including CPI adjustments, adjustment of employer and employee contributions and adjustment of base pension benefits. The funding policy also prescribes the required actions when these plans return to a funded position. The Plans are jointly funded by employees and the Province. Contribution rates are prescribed by the pension plan Board of Trustees in accordance with the plan documents, which establish the maximum amounts by which the rates can be increased or decreased from the following contribution rates:

	Employee	Employer
NBPSPP	7.5% below YMPE, 10.7% above YMPE	11.25% (effective January 1, 2024)
NBTPP	8.5% below YMPE, 10.2% above YMPE (effective August 31, 2025)	8.5% below YMPE, 10.2% above YMPE (effective August 31, 2025)
H-CUPE	9.0%	10.1%
H-CBE	7.8%	7.8%

A targeted pension benefit, based on a percentage of salary, accrues to employees as they provide service. Subject to the terms of the funding policy, the benefit may be adjusted for inflation from the time it is earned. Future benefits and benefits already earned may be adjusted by the plans' Boards of Trustees, based on the funding status of each plan and in accordance with specified steps outlined in the funding policy.

The Province has guaranteed that retirement benefits for members of the NBPSPP will never be less than the base benefit level at the time of conversion. On conversion, the primary obligation for paying retirement benefits to the members of the former Public Service Superannuation Plan and the assets of this plan were transferred to the trustees of the NBPSPP. While the assets and primary obligation to pay benefits were transferred, should the NBPSPP Board of Trustees reduce benefits below base benefit level at conversion, the Province would have an obligation as a result of the guarantee. No guarantee has been provided to members of any other converted pension plan.

Separate pension trust funds exist for each of the plans. The NBPSPP and NBTPP trust funds invest in various fixed income, equity, inflation linked, and alternative investment pooled funds. The H-CUPE and H-CBE trust fund investment policies allow for investment in fixed income securities, equities, real estate and infrastructure.

Retirement Allowance Plan

The Province provides other employee future benefits in the form of a lump sum payment to eligible bargaining and non-bargaining employees at retirement. The payment is based on years of service to a maximum of 25 years and salary at retirement. This is an unfunded program, with no segregated assets to pay benefits. Effective 1 April 2011, the program has been discontinued for new entrants to the non-bargaining group of employees. For management and non-union employees with a continuous service date before 1 April 2011, the accumulation of retirement allowance credits was discontinued as of 31 March 2013. Eligible employees were provided with the option of a payout in lieu of retirement allowance or to defer their retirement allowance until retirement based on accumulated credits as of 31 March 2013 and salary upon retirement. For certain bargaining groups, the accumulation of retirement allowance credits was discontinued with effective dates ranging from 31 March 2016 to 31 July 2020, depending on the bargaining group. Eligible employees were provided with the option of a payout in lieu of retirement allowance, with some bargaining groups allowing employees to voluntarily receive their payout in lieu before the date of discontinuance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

b) Net Retirement Benefit Liability

For the defined benefit pension plans, the Province is liable for any excess of accrued pension benefits over pension fund assets, with the exception of NH-G&S which is accounted for as a joint defined benefit plan. The Province records only its share which is assessed at 50%. The target benefit plans are governed by an Agreement and Declaration of Trust, which restricts access to the plan assets. The Province records the value of plan net assets as nil when the plans are in a net asset position. When the plans are in a net obligation position, the Province records a liability for its share. The NBPSPP has been recorded at 100% using defined benefit accounting due to the pre-conversion base benefit guarantee. The NBTPP, H-CUPE, and H-CBE plans have been recorded at 50% using joint defined benefit accounting. Settlement of the obligation will occur in future periods as contributions maintain a fully funded plan status over time. For the defined contribution plan, the Province's obligation is limited to the contribution required for the period. A liability would only be recorded if the Province had not paid the required annual contribution. For the Retirement Allowance Plan, the Province is liable for the accrued benefit obligation.

As at 31 March 2026, the value of accrued benefits for all defined benefit pension plans exceeded the value of plan assets resulting in an actuarial benefit liability of $363.9 million ($452.5 million 2025). The calculation of this liability includes estimates of future events and market values of assets which can be volatile. Actual results may differ from the estimates used, creating a need for future adjustments. These adjustments are amortized into expense over the estimated remaining service life of employees, due to their tentative nature and the fact that further adjustments are likely to occur in the future. Currently, unamortized adjustments total $133.7 million ($70.0 million 2025). A valuation adjustment of $42.5 million ($33.8 million 2025) has been recorded to reflect the portion of the adjusted benefit asset of individual plans that exceeds the expected future economic benefit. The net pension liability after considering unamortized and valuation adjustments is $540.1 million ($556.3 million 2025). This net balance, which is included in the amount reported on the Consolidated Statement of Financial Position, reflects the accounting methodology of deferring and amortizing the adjustments. This balance does not represent the actuarial pension liability.

The Province accounts for the NH-G&S plan as a joint defined benefit plan, where only the Province's portion of the net benefit liability is included in the amount reported on the Consolidated Financial Statement of Financial Position. Since the participating nursing homes and plan members share current service cost and special payments, the Province records 50% of the plan's accrued benefit obligation, and 50% of total plan assets. As at 31 March 2026, the Plan had an actuarial benefit liability of $44.0 million ($73.5 million 2025). Included in the amounts reported under defined benefit plans above is $22.0 million ($36.8 million 2025) for the Province's share of the plan's actuarial benefit liability, and $41.8 million ($46.6 million 2025) for the Province's share of the plan's net benefit liability after unamortized adjustments of $19.8 million ($9.8 million 2025).

As at 31 March 2026, the value of the Province's share of plan assets for all target benefit pension plans exceeded the value of the accrued benefits resulting in an actuarial benefit liability of $(2,391.0) million ($(1,771.1) million 2025). The calculation of this liability includes estimates of future events and market values of assets which can be volatile. Actual results may differ from the estimates used, creating a need for future adjustments. These adjustments are amortized into expense over the estimated remaining service life of employees, due to their tentative nature and the fact that further adjustments are likely to occur in the future. Currently, unamortized adjustments total $810.4 million ($535.9 million 2025). A valuation adjustment of $1,702.2 million ($1,361.9 million 2025) has been recorded to reflect the portion of the adjusted benefit asset of individual plans that exceeds the expected future economic benefit. The net pension liability after considering unamortized and valuation adjustments is $121.6 million ($126.7 million 2025). This net balance, which is included in the amount reported on the Consolidated Statement of Financial Position, reflects the accounting methodology of deferring and amortizing the adjustments. This balance does not represent the actuarial pension liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

The value of accrued benefits in the Retirement Allowance Plan totals $443.7 million ($421.7 million 2025). The calculation of this liability includes estimates of future events which can be volatile. Actual results may differ from the estimates used, creating a need for future adjustments. These adjustments are amortized into expense over the estimated remaining service life of employees due to their tentative nature and the fact that further adjustments are likely to occur in the future. Currently, unamortized adjustments total $(28.7) million ($(19.8) million 2025). The net benefit liability after considering unamortized adjustments is $415.0 million ($401.9 million 2025).

The estimate of the Province’s obligation for net pension and other employee future benefits is based on actuarial valuations for accounting purposes using the projected unit credit method, calculated as at the dates listed in section d). This method estimates the present value of retirement benefits associated with the period of employee service to the valuation date. In the years that accounting valuations are not prepared, the obligation is calculated by an extrapolation from the previous valuation. These actuarial valuations were based on a number of assumptions about future events, such as rates of return on assets, wage and salary increases and employee turnover and mortality disclosed in sections d) and e). Pension assets are measured at fair value. The obligation and assets of H-CUPE, H-CBE and the non-teaching school district plans (Sch-Mgt, GLTS, CUPE 2745) have been measured at 31 December. All other plans are measured at 31 March.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

c) Summary of Retirement Benefits Information

(millions)

	Pension Plans											Other Benefit Plans	
	2026										2025	2026	2025
	NBPSPP	NBTPP	Hospital Plans	School District Plans	Nursing Home Plans	SERP	Judge	Member	Other*	Total	Total	Retirement Allowance	Retirement Allowance
Accrued benefit obligation beginning of year	$ 9,259.6	$ 3,072.8	$ 2,305.1	$ 759.6	$ 630.1	$ 352.5	$ 97.3	$ 55.0	$ --	**$ 16,532.0**	$ 15,515.8	**$ 421.7**	$ 379.1
Actuarial losses (gains)	(24.3)	(41.8)	37.7	(9.0)	6.0	(6.0)	1.8	(0.6)	--	**(36.2)**	530.1	**9.2**	32.1
Benefits accrued	238.1	71.6	71.2	22.7	24.1	8.6	3.5	--	--	**439.8**	401.6	**26.8**	26.7
Interest	600.7	197.7	146.6	38.4	40.2	14.6	4.9	2.2	--	**1,045.3**	995.7	**17.4**	17.0
Reciprocal payments and refunds	0.3	0.5	0.8	0.4	--	--	--	--	--	**2.0**	(3.3)	**--**	--
Benefit payments	(550.2)	(182.1)	(106.8)	(37.3)	(37.1)	(19.0)	(5.4)	(3.9)	--	**(941.8)**	(907.9)	**(31.4)**	(33.2)
Accrued benefit obligation end of year	9,524.2	3,118.7	2,454.6	774.8	663.3	350.7	102.1	52.7	--	**17,041.1**	16,532.0	**443.7**	421.7
Plan assets beginning of year	10,315.5	3,781.4	2,311.7	655.9	645.3	76.2	64.6	--	--	**17,850.6**	16,436.5	**--**	--
Actuarial gains (losses)	203.2	84.6	10.9	45.5	18.3	--	0.3	--	--	**362.8**	671.6	**--**	--
Expected return on plan assets	669.3	244.8	147.0	33.0	41.4	0.8	3.8	--	--	**1,140.1**	1,051.0	**--**	--
Employer contributions	209.2	41.3	59.5	23.6	19.5	22.5	2.8	3.9	--	**382.3**	351.0	**31.4**	33.2
Employee contributions	153.2	43.3	51.1	6.2	14.1	3.6	0.7	--	--	**272.2**	251.7	**--**	--
Reciprocal payments and refunds	0.3	0.5	0.8	0.4	--	--	--	--	--	**2.0**	(3.3)	**--**	--
Benefit payments	(550.2)	(182.1)	(106.8)	(37.3)	(37.1)	(19.0)	(5.4)	(3.9)	--	**(941.8)**	(907.9)	**(31.4)**	(33.2)
Plan assets end of year	11,000.5	4,013.8	2,474.2	727.3	701.5	84.1	66.8	--	--	**19,068.2**	17,850.6	**--**	--
Actuarial Benefit Liability	(1,476.3)	(895.1)	(19.6)	47.5	(38.2)	266.6	35.3	52.7	--	**(2,027.1)**	(1,318.6)	**443.7**	421.7
Unamortized Adjustments	490.0	256.2	64.2	87.0	37.5	4.2	7.5	(2.5)	--	**944.1**	605.9	**(28.7)**	(19.8)
Valuation Adjustment	986.3	638.9	77.0	--	42.5	--	--	--	--	**1,744.7**	1,395.7	**--**	--
Net Benefit Liability	$ --	$ --	$ 121.6	$ 134.5	$ 41.8	$ 270.8	$ 42.8	$ 50.2	$ --	**$ 661.7**	$ 683.0	**$ 415.0**	$ 401.9
Expense													
Employers' share of benefits earned	$ 26.4	$ 69.6	$ 79.6	$ 16.5	$ 20.1	$ 4.7	$ 2.8	$ --	$ 5.3	**$ 225.0**	$ 199.5	**$ 26.8**	$ 26.7
Net interest	(68.6)	(47.1)	(0.4)	5.4	(1.2)	13.8	1.1	2.2	--	**(94.8)**	(55.3)	**17.4**	17.0
Amortization of adjustments	(21.7)	(21.5)	(9.4)	(8.3)	(2.8)	2.2	(1.7)	2.4	--	**(60.8)**	(14.2)	**0.3**	1.8
Change in valuation adjustment	214.6	81.6	44.1	--	8.7	--	--	--	--	**349.0**	259.6	**--**	--
Total retirement benefit expense	$ 150.7	$ 82.6	$ 113.9	$ 13.6	$ 24.8	$ 20.7	$ 2.2	$ 4.6	$ 5.3	**$ 418.4**	$ 389.6	**$ 44.5**	$ 45.5

*Other includes the part-time pension plan, the Ombudsman pension plan and the pension plan recorded by Forest Protection Limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

The defined benefit pension plans and target benefit pension plans have a combined actuarial pension liability of $661.7 million ($683.0 million 2025). This total includes plans that have assets in excess of the accrued benefit obligation. The plans with assets in excess of accrued benefit obligations have assets totaling $17,819.0 million ($16,142.9 million 2025) and an accrued benefit obligation totaling $15,221.1 million ($14,204.3 million 2025), resulting in net actuarial pension liability of $(2,597.9) million ($(1,938.6) million 2025).

The pension fund one-year rate of return as at 31 March 2026 for Judge is 6.77% (10.19% 2025), NH-Mgt 9.11% (8.00% 2025), NH-N&P 9.34% (8.20% 2025), NH-G&S 9.30% (8.23% 2025), NBPSPP is 8.78% (10.92% 2025), and NBTPP 8.94% (10.92% 2025).

The one-year rate of return as at 31 December 2025 for GLTS 12.10% (13.10% 2024), CUPE 2745 11.99% (14.12% 2024), H-CUPE 6.10% (8.30% 2024) and H-CBE 7.53% (11.43% 2024).

As at 31 March 2026, NBPSPP, NBTPP, NH-G&S, NH-N&P, NH-Mgt and Judge plans held a total of $25.0 million ($38.0 million 2025) in securities issued or guaranteed by the Province. These are measured at fair value.

As at 31 December 2025, H-CUPE, H-CBE, GLTS and CUPE 2745 plans held a total of $22.5 million ($21.3 million 2024) in securities issued or guaranteed by the Province. These are measured at fair value.

d) Actuarial Assumptions

Calculation of the Province's pension and other employee future benefit obligations and related expense is based on long term actuarial assumptions. Salary increase assumptions have been refined to include the short term.

The table below discloses the assumptions used in the actuarial valuations.

Plan	Date of Latest Actuarial Valuation	Discount Rate (%)	Expected Rate of Return (%)	Inflation (%)	Rate of Pension Escalation after Retirement (%)	Annual Short Term Wage and Salary Increase (%)*	Annual Long Term Wage and Salary Increase (%)*
NBPSPP	01 Jan 2025	6.65	6.65	2.10	2.01	2.60	2.60
NBTPP	31 Aug 2025	6.65	6.65	2.10	1.58	4.00	2.60
H-CBE	31 Dec 2024	6.70	6.70	2.10	2.10	2.85	2.85
H-CUPE	31 Dec 2024	5.80	5.80	2.10	2.06	4.00	2.60
School-GLTS	01 Jan 2024	5.15	5.15	2.10	2.00	4.00	2.60
School-CUPE	01 Jan 2024	5.15	5.15	2.10	2.00	4.00	2.60
School-Mgmt	31 Dec 2024	4.58	n/a	2.00	2.00	4.00	2.50
NH-G&S	31 Dec 2024	6.50	6.50	2.10	2.00	4.00	2.60
NH-N&P	31 Dec 2024	6.50	6.50	2.10	2.10	2.60	2.60
NH-Mgmt	31 Dec 2024	6.50	6.50	2.10	2.10	2.60	2.60
SERP	01 Jan 2023	4.58	n/a	2.00	1.91	2.50	2.50
Judge	01 Apr 2025	5.18	6.05	2.10	2 to 2.05	3.00	3.00
MLA	31 Mar 2025	4.58	n/a	2.00	1.91	n/a	n/a
Retirement Allowance	01 Apr 2024	4.58	n/a	2.00	n/a	2.50 or 4.00	2.50

* excludes promotional scale and retroactive adjustments to salaries from the valuation dates to 31 March 2026.

These assumptions, which are based on management's best estimate, have been used to determine the amount of the Province's obligation for pension and other employee future benefits outstanding and the value of benefits earned by employees during the fiscal year. Different assumptions have been used to determine the appropriate level of employee and employer contributions needed to fund the estimated cost of the plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

e) Member Data

The following table lists data about the members of each plan.

Plan	Estimated Average Remaining Service Life (Years)	Number of Active Contributors	Number of Pensioners	Average Annual Salary of Contributors	Average Annual Pension
NBPSPP	18	23,217	19,326	$ 82,694	$ 28,068
NBTPP	14	9,750	9,960	$ 89,900	$ 36,658
H-CBE	16	13,524	4,985	$ 74,836	$ 27,045
H-CUPE	11	7,704	5,472	$ 47,048	$ 13,184
GLTS	8	1,901	2,109	$ 41,263	$ 13,022
CUPE 2745	9	747	732	$ 48,804	$ 9,973
Sch – Mgt	--	--	107	n/a	$ 12,306
NH-G&S	12	4,805	3,473	$ 36,390	$ 8,087
NH-N&P	10	542	558	$ 61,513	$ 14,014
NH-Mgt	9	213	326	$ 95,600	$ 17,400
SERP	13	446	2,918	$ 94,528	$ 5,757
Judge	12	30	41	$ 333,500	$ 64,265
Member					
Member	3	--	92	n/a	$ 29,544
Minister	3	--	64	n/a	$ 7,029

The Members' Pension Plan provides for a benefit based on years of service and salary as a Member and a benefit based on years of service and salary as a Minister. All Ministers are also included as a Member.

The average annual salary of contributors under the SERP relates to the amount in excess of the maximum salary covered under the NBPSPP.

NOTE 10 SICK LEAVE LIABILITY

The Province of New Brunswick's employees working full-time and part-time hours in government departments and agencies, school districts and other agencies receive sick leave that is earned at varying rates per group. Unused hours can be carried forward for future paid leave up to predetermined maximum amounts. This is an unfunded program with no specific assets segregated to meet the obligations when they come due. Actuarial estimates for this future liability have been completed and form the basis for the estimated liability reported in these consolidated financial statements. The latest actuarial valuation was calculated as at 31 March 2024 for government departments and agencies, and school district employees. The latest actuarial valuations were completed between March 31, 2024 and March 31, 2026 for employees of other agencies. The sick leave liability for nursing homes has been estimated using summarized data of nursing home employees and experience of employees in the Province's health care sector.

For the year ended 31 March 2026, the total expense related to sick leave benefits was $64.0 million ($60.9 million 2025).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Significant economic and demographic assumptions used in the actuarial valuations are:

Discount Rate:	4.58% to 4.95%	
Expected Average Remaining Service Lifetime (Years):	8.0 to 15.0	
Salary Growth Rate:	Short term 2.3% to 4.0%	Long term 2.3% to 3.5%

The following table presents the liability at 31 March:

	(millions)					
	2026					2025
	Government Departments and Agencies	School Districts	Nursing Homes	Other Agencies	Total	Total
Accrued benefit obligation beginning of year	$ 66.7	$ 112.5	$ 26.2	$ 144.3	**$ 349.7**	$ 331.4
Actuarial (gains) losses	(0.9)	1.8	(0.5)	30.3	**30.7**	17.9
Benefits accrued	8.4	11.9	2.8	17.8	**40.9**	39.4
Interest	3.0	5.4	1.2	6.0	**15.6**	14.5
Benefit payments	(9.7)	(17.0)	(4.2)	(23.3)	**(54.2)**	(53.5)
Accrued benefit obligation end of year	67.5	114.6	25.5	175.1	**382.7**	349.7
Unamortized adjustments opening balance	(7.0)	(40.0)	(8.9)	(34.0)	**(89.9)**	(79.0)
New adjustments	0.9	(1.8)	0.5	(30.3)	**(30.7)**	(17.9)
Amortization	0.4	3.1	1.2	2.7	**7.4**	7.0
Unamortized adjustments ending balance	(5.7)	(38.7)	(7.2)	(61.6)	**(113.2)**	(89.9)
Total Benefit Liability	$ 61.8	$ 75.9	$ 18.3	$ 113.5	**$ 269.5**	$ 259.8

Government Departments and Agencies include New Brunswick Housing Corporation, Opportunities New Brunswick, Regional Development Corporation and Service New Brunswick. Other agencies include Collège communautaire du Nouveau-Brunswick, EM/ANB Inc., Financial and Consumer Services Commission, Horizon Health Network, Kings Landing Corporation, New Brunswick Community College, New Brunswick Legal Aid Services Commission, New Brunswick Research and Productivity Council, Recycle New Brunswick and Vitalité Health Network.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 11 CONTAMINATED SITES

The Province recognizes a liability for the remediation of a contaminated site when the Province is responsible for remediation of the site and the cost of remediation can be reasonably estimated. In 2026, a liability of $87.9 million ($78.3 million 2025) has been accrued for the remediation of contaminated sites. The liability is based on management's best estimate of the cost of remediation, using environmental assessment information available as at 31 March 2026. No liability has been recognized in relation to sites in which the Province does not expect to give up any future economic benefit, or where there is no basis for a reasonable estimate of the cost of remediation. The estimated liability will be updated in future periods as new information becomes available.

The following table discloses the total liability by nature and source:

Types of Sites	Nature of Contaminant	Source of Contamination	Number of Sites	Liability (millions)
Office/ Commercial/ Industrial	Metals, petroleum hydrocarbons, polyaromatic hydrocarbons, BTEX, etc.	Activities associated with the operations of an office, commercial or industrial facility could result in contamination from fuel storage or handling, waste sites, use of metal-based paint, etc. Sites often have multiple sources of contamination.	4	$ 0.2
Mineral Exploration Sites	Heavy metals, petroleum hydrocarbons, etc.	Mining activities; activities associated with mine operations e.g., fuel storage tanks, fuel handling, waste sites, etc. Sites often have multiple sources of contamination.	4	78.4
Fuel Related Practices	Petroleum hydrocarbons, polyaromatic hydrocarbons, BTEX, etc.	Activities associated with fuel storage and handling, e.g., aboveground storage tanks, underground storage tanks, fuel handling areas, pipelines, fueling stations, etc.	39	9.3
Total			47	$ 87.9

An additional environmental liability of $7.0 million ($7.0 million 2025) has been accrued by NB Power. The liability is included in the investment in NB Power in Schedule 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 12 OBLIGATIONS UNDER CAPITAL LEASES

The total future payments for capital leases amount to $140.7 million ($147.2 million 2025), consisting of $94.6 million ($97.1 million 2025) in principal and $46.1 million ($50.2 million 2025) in interest.

The lease agreements have terms of 2 to 30 years, with interest rates ranging from 2.5% to 16.1%.

Minimum annual principal and interest payments in each of the next five years are as follows:

Fiscal Year	(millions)
2026-2027	$ 15.7
2027-2028	$ 13.2
2028-2029	$ 11.5
2029-2030	$ 8.8
2030-2031	$ 7.8

NOTE 13 ASSET RETIREMENT OBLIGATIONS

The Province recognizes a liability for legal obligations associated with the retirement of tangible capital assets. The obligations include the disposal of regulated materials such as asbestos, lead, mercury and refrigerants, the removal of petroleum storage tanks, and the decommissioning of infrastructure in environmentally sensitive areas. The associated assets include schools, hospitals, offices and other institutional, residential and storage buildings, and other infrastructure assets such as bridges, dams, and wells.

The liability is based on management's best estimate. In 2026, a liability of $421.9 million ($422.3 million 2025) has been recorded for these costs. Due to the uncertainty of time for the settlement of obligations no costs have been discounted.

The following table presents the liability at 31 March:

	(millions) 2026				2025
	Buildings	Storage Tanks	Other Infrastructure	Total	Total
Asset retirement obligations, beginning of year	$ 327.2	$ 3.8	$ 91.3	**$ 422.3**	$ 422.5
Additions	1.7	0.1	0.7	**2.5**	2.5
Disposals	(0.6)	(0.1)	(0.3)	**(1.0)**	(5.0)
Adjustments	(0.8)	--	--	**(0.8)**	2.8
Settlements	(1.1)	--	--	**(1.1)**	(0.5)
Asset retirement obligations, end of year	$ 326.4	$ 3.8	$ 91.7	**$ 421.9**	$ 422.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 14 FUNDED DEBT OUTSTANDING

a) Funded Debt Outstanding

The following is a maturity schedule for the Province's Funded Debt:

Fiscal Year of Maturity	Interest Rate Range (%)	Currency	Amount	Total Funded Debt (millions)	NB Power (millions)	Funded Debt for Provincial Purposes (millions)
2026-2027	2.6	CAD	1,000.0	$ 1,000.0	$ --	**$ 1,000.0**
2027-2028	2.4	CAD	1,000.0	1,000.0	(220.0)	**780.0**
	3.6	USD	500.0	697.0	--	**697.0**
				1,697.0	(220.0)	**1,477.0**
2028-2029	1 - 5.7	CAD	1,916.5	1,916.5	(516.5)	**1,400.0**
	0.3	CHF	300.0	522.2	--	**522.2**
				2,438.7	(516.5)	**1,922.2**
2029-2030	1.9 - 6.3	CAD	636.6	636.6	(50.0)	**586.6**
2030-2031 & beyond	2.3 - 5.5	CAD	19,767.4	19,767.4	(5,280.0)	**14,487.4**
	0.1 - 0.3	CHF	625.0	1,088.0	--	**1,088.0**
	1.8	EUR	105.0	168.8	--	**168.8**
				21,024.2	(5,280.0)	**15,744.2**
Total Funded Debt				26,796.5	(6,066.5)	**20,730.0**
Add: CMHC Debentures (Maturity date: 2026 - 2034)	1.0 - 17.5			8.0	--	**8.0**
Add: Nursing Home Loans (Maturity date: 2026 - 2045)	0.0 - 10.0			212.3	--	**212.3**
Add: Unamortized Premiums and Discounts				68.0	--	**68.0**
Less: Debt Repurchased and Held by Internal Funds				(820.6)	--	**(820.6)**
Funded Debt Before Sinking Fund				26,264.2	(6,066.5)	**20,197.7**
Less: Sinking Fund Equity				7,279.3	(636.6)	**6,642.7**
Funded Debt Net of Sinking Fund Equity				$ 18,984.9	$ (5,429.9)	**$ 13,555.0**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

b) Foreign Currency Denominated Debt

The preceding funded debt maturity schedule includes foreign currency denominated debt, which is subject to interest rate and currency swap agreements. These amounts have been translated in the maturity schedule to the Canadian dollar equivalent at the year-end rates of exchange, as described below.

Fiscal Year of Maturity	Amount Payable in Original Currency	Amount Payable per Financial Swap Agreement (millions)	Canadian Dollar Equivalent
2027-2028	USD 500.0	CAD 641.0	$ **697.0**
2028-2029	CHF 300.0	CAD 394.1	**522.2**
2031-2032	CHF 400.0	CAD 548.0	**696.3**
2032-2033	CHF 100.0	CAD 133.6	**174.1**
2039-2040	CHF 125.0	CAD 167.0	**217.6**
2047-2048	EUR 105.0	CAD 157.5	**168.8**
			$ 2,476.0

c) CMHC Debentures

The CMHC Debentures principal repayment schedule is as follows:

Fiscal Year	(millions) Principal Repayment
2026-2027	$ 2.4
2027-2028	1.7
2028-2029	0.9
2029-2030	0.5
2030-2031 and thereafter	2.5
	$ 8.0

d) Nursing Home Loans

Nursing Home loans, in the amount of $89.6 million, are secured by land and buildings. The Nursing Home Loans principal repayment schedule is as follows:

Fiscal Year	(millions) Principal Repayment
2026-2027	$ 32.7
2027-2028	24.8
2028-2029	22.1
2029-2030	23.1
2030-2031 and thereafter	109.6
	$ 212.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

e) Sinking Fund

Pursuant to section 14 of the *Provincial Loans Act*, the Minister of Finance and Treasury Board maintains a General Sinking Fund for the repayment of funded debt either at maturity or upon redemption in advance of maturity. At 31 March 2026, the Fund held cash and investments for the repayment of provincial debt with a net book value of $7,441.4 million ($7,001.5 million 2025) and a market value of $6,948.1 million ($6,696.0 million 2025). The market value is based on quoted market prices in active markets. Where quoted prices in active markets are not available, valuation techniques based on observable inputs are used. Assets of the fund include bonds and debentures issued or guaranteed by the Province, with a net book value at 31 March 2026 of $1,876.7 million ($1,740.7 million 2025). Included in that total are bonds and debentures issued by the Province for provincial purposes which have been offset against funded debt in the Consolidated Statement of Financial Position as described below.

The following table shows the components of the Sinking Fund:

	(millions)		
	Consolidated Fund	**NB Power**	**Total**
Fund Equity, beginning of year	$ 7,001.5	$ 566.0	**$ 7,567.5**
Sinking Fund Earnings	258.1	20.3	**278.4**
Instalments	181.9	56.6	**238.5**
Paid for Debt Retirement	--	(6.3)	**(6.3)**
	7,441.5	636.6	**8,078.1**
Less: Investments in Bonds and Debentures Issued by the Province	798.8	--	**798.8**
Fund Equity, end of year	$ 6,642.7	$ 636.6	**$ 7,279.3**

The following estimated payments are required in each of the next five years to meet the sinking fund provisions of existing debt:

	(millions)		
Fiscal Year	**Total Instalments on Debt**	**NB Power**	**Instalments on Provincial Purpose Debt**
2026-2027	$ 267.4	$ (60.7)	$ 206.7
2027-2028	$ 251.4	$ (61.5)	$ 189.9
2028-2029	$ 235.8	$ (59.3)	$ 176.5
2029-2030	$ 217.9	$ (56.3)	$ 161.6
2030-2031	$ 214.9	$ (56.3)	$ 158.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

f) Balance of Borrowing Authority Under Provincial Loans Act

The balance of borrowing authority granted under the *Provincial Loans Act* is as follows:

	(millions)			
	Balance 2025	**Authority Granted During the Year**	**Borrowing During the Year**	**Balance 2026**
Loan Act 2012	$ 25.3	$ --	$ --	**$ 25.3**
Loan Act 2016	10.2	--	--	**10.2**
Loan Act 2021	417.1	--	417.1	**--**
Loan Act 2025	--	1,500.0	1,388.8	**111.2**
	$ 452.6	$ 1,500.0	$ 1,805.9	**$ 146.7**

Under the authority of subsection 3(1) of the *Provincial Loans Act*, the Province may borrow sums required for the repayment, refinancing or renewal of securities issued or for the payment of any loan or liability, repayment of which is guaranteed by the Province. This authority is in addition to the authorities listed above.

NOTE 15 TANGIBLE CAPITAL ASSETS

Tangible capital assets include acquired, built, developed and improved tangible assets, whose useful life extends beyond the fiscal year and which are intended to be used on an ongoing basis for producing goods or delivering services.

Certain assets which have historical or cultural value, including works of art, historical documents and historical and cultural artifacts are not recognized as tangible capital assets. Land used as a site for a historical collection has been valued at $1. Intangible assets that are not purchased and items inherited by right of the Crown, such as inherited Crown lands, forests and mineral resources, are not recognized in the consolidated financial statements because the costs, benefits and economic value of such items cannot be reasonably and verifiably quantified. Assets under construction are not amortized until the asset is available to be put into service.

Calculation of opening balances include, where available, acquisition totals reported in Public Accounts from 1973 to 2004. Surfacing costs have been segregated starting in 2005. Prior to 2005, these costs were included in roads, highways and bridges.

Tangible capital assets are amortized on a straight-line basis over their estimated useful lives as noted in the table that follows. One-half of the annual amortization is charged in the year of acquisition and in the year of disposal.

Included in the closing costs of the various asset classes as of 31 March 2026 are costs for assets under construction, capital leases, public private partnerships and contributed assets. Assets under construction include: buildings and land improvements ($589.4 million); ferries and landings ($0.7 million); roads, bridges, and highways ($166.5 million); water management systems ($0.4 million); and computer hardware and software ($7.5 million). These costs are not amortized. Capital leases include: buildings and land improvements (cost $144.0 million and accumulated amortization of $55.2 million), and vehicles and mobile heavy equipment (cost $67.1 million and accumulated amortization $42.3 million). Public private partnerships arrangements include: buildings and land improvements (cost $102.6 million and accumulated amortization of $46.0 million), and roads, bridges, and highways (cost $843.0 million and accumulated amortization $413.1 million). Contributed roads totaling $6.3 million were acquired during the year and have been included in the closing cost of roads, bridges, and highways as of 31 March 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

(millions)

	2026									2025
	Land	**Buildings and Land Improvements**	**Machinery and Equipment**	**Ferries and Landings**	**Vehicles and Mobile Heavy Equipment**	**Roads, Bridges and Highways**	**Dams and Water Management Systems**	**Computer Hardware and Software**	**Total**	**Total**
Estimated Useful Life (Years)	Indefinite	20-40	5-15	40-50	5-20	10-50	20-50	5-15		
Cost										
Opening Costs	$ 391.3	$ 6,812.4	$ 1,050.2	$ 145.7	$ 378.3	$ 11,706.8	$ 47.0	$ 272.1	**$ 20,803.8**	$ 19,887.1
Additions	8.1	425.0	61.8	0.6	78.0	426.6	0.7	9.2	**1,010.0**	949.6
Disposals	(0.1)	(4.7)	(7.1)	--	(17.8)	(0.3)	--	(2.1)	**(32.1)**	(43.9)
Adjustments	4.2	0.9	--	--	--	(0.7)	--	(6.0)	**(1.6)**	11.8
Impairments	--	(0.5)	--	--	--	--	--	--	**(0.5)**	(0.8)
Closing Costs	403.5	7,233.1	1,104.9	146.3	438.5	12,132.4	47.7	273.2	**21,779.6**	20,803.8
Accumulated Amortization										
Opening Accumulated Amortization	--	3,532.1	840.0	50.9	185.9	6,176.1	17.7	219.3	**11,022.0**	10,434.3
Amortization	--	172.0	47.8	3.9	30.5	372.7	1.6	11.8	**640.3**	615.7
Disposals	--	(1.1)	(6.9)	--	(17.0)	(0.2)	--	(2.0)	**(27.2)**	(38.2)
Adjustments	--	(0.2)	--	--	--	--	--	--	**(0.2)**	10.2
Closing Accumulated Amortization	--	3,702.8	880.9	54.8	199.4	6,548.6	19.3	229.1	**11,634.9**	11,022.0
Net Book Value	$ 403.5	$ 3,530.3	$ 224.0	$ 91.5	$ 239.1	$ 5,583.8	$ 28.4	$ 44.1	**$ 10,144.7**	$ 9,781.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 16 DEBT CHARGES

The total cost of interest, exchange, amortization and related expenses is $415.7 million ($429.6 million 2025), which consists of:

	(millions)	
	2026	**2025**
Interest on Funded Debt	**$ 901.1**	$ 834.2
Interest on Short Term Borrowing	**23.4**	30.5
Interest on Fredericton – Moncton Highway Public Private Partnership	**9.1**	13.4
Interest on Capital Leases	**4.3**	4.5
Foreign Exchange Expense	**0.3**	(0.1)
Amortization of Discounts and Premiums	**(6.8)**	(1.4)
Other Expenses	**0.5**	0.9
	931.9	882.0
Interest Recovery for Debt Incurred for NB Power	**(202.5)**	(191.9)
Service of the Public Debt	**729.4**	690.1
Sinking Fund Earnings	**(231.1)**	(218.7)
	498.3	471.4
Pension Interest	**(94.8)**	(55.3)
Interest on CMHC debentures	**1.5**	1.7
Interest on Nursing Home Debt	**10.7**	11.8
	$ 415.7	$ 429.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 17 SEGMENT REPORTING

Segment reporting is intended to provide supplementary information on the Province's revenue and expenses. The segments have been defined based on the accountability and control relationships between the Government and the various organizations within the government reporting entity. Although the government controls all the entities included, there are varying levels of accountability. The segments are defined as: Government Departments and Some Agencies; Schools, Colleges, and Hospitals; and Other Consolidated Entities. An Inter-segment Eliminations column is added to eliminate double counting between segments and to reconcile to the Consolidated Statement of Operations. The extent of these items was $65.2 million in 2026 ($44.6 million 2025). Eliminations between the Province and entities impact asset and liability accounts with respect to tangible capital assets and deferred contributions from the Province. Transactions between segments are recorded at cost.

The Government Departments and Some Agencies segment represents the group most directly accountable to Treasury Board and Cabinet. The segment includes all line departments such as Health, Education and Early Childhood Development, and Transportation and Infrastructure as well as the following agencies: Arts Development Trust Fund, Economic and Social Inclusion Corporation, Environmental Trust Fund, Fundy Trail Development Authority Inc., Labour and Employment Board, New Brunswick Agricultural Insurance Commission, New Brunswick Farm Products Commission, New Brunswick Forest Products Commission, New Brunswick Grain Commission, New Brunswick Highway Corporation, New Brunswick Police Commission, New Brunswick Women's Council, Premier's Council on Disabilities, Route 1 Gateway Project Company Ltd., Sport Development Trust Fund, and Trans-Canada Highway Projects Co. Ltd.

The Schools, Colleges, and Hospitals are disclosed separately due to the magnitude of their operations and the fact they are somewhat removed from day to day control of Treasury Board and Cabinet. The organizations included in this segment are: Anglophone East School District, Anglophone North School District, Anglophone South School District, Anglophone West School District, Collège communautaire du Nouveau-Brunswick, Francophone nord-est school district, Francophone nord-ouest school district, Francophone sud school district, Horizon Health Network, New Brunswick Community College and Vitalité Health Network.

Other Consolidated Entities are also somewhat removed and independent with respect to day to day operations yet still controlled by government under the Public Sector Accounting Board's criteria for control. The organizations included in this segment are: 734743 NB Ltd., Atlantic Education International Inc., CMC, Centre communautaire Sainte-Anne, EM/ANB Inc., Financial and Consumer Services Commission, Forest Protection Limited, Kings Landing Corporation, New Brunswick Arts Board, New Brunswick Combat Sport Commission, NBCUDIC, New Brunswick Energy and Utilities Board, New Brunswick Health and Senior Care Council, New Brunswick Housing Corporation, New Brunswick Insurance Board, New Brunswick Legal Aid Services Commission, New Brunswick Lotteries and Gaming Corporation, New Brunswick Museum, New Brunswick Power Holding Corporation, New Brunswick Public Libraries Foundation, New Brunswick Research and Productivity Council, Opportunities New Brunswick, Provincial Holdings Ltd., Recycle New Brunswick, Regional Development Corporation, Service New Brunswick, Strait Crossing Finance Inc. and the not-for-profit nursing homes listed in Schedule 25. This segment also includes government business enterprises: NB Liquor, CNB, NBMFC and NB Power, and business partnership ALC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

(millions)

	Government Departments and Some Agencies		Schools, Colleges and Hospitals		Other Consolidated Entities		Inter-segment Eliminations		Consolidated Total	
	2026	**2025**	**2026**	**2025**	**2026**	**2025**	**2026**	**2025**	**2026**	**2025**
Revenue										
Provincial Sources										
Tax Revenue	**$ 6,293.3**	$ 6,420.8	**$ --**	$ --	**$ --**	$ --	**$ --**	$ --	**$ 6,293.3**	$ 6,420.8
Non Tax Revenue	**867.9**	1,087.1	**316.7**	320.1	**356.0**	361.9	**--**	--	**1,540.6**	1,769.1
Government Business Enterprises and Business Partnership	**--**	--	**--**	--	**372.3**	397.9	**--**	--	**372.3**	397.9
Transfers Between Entities	**176.6**	216.8	**4,824.9**	4,516.5	**1,680.6**	1,416.2	**(6,682.1)**	(6,149.5)	**--**	--
Federal Sources										
Federal Government Transfers	**5,243.3**	4,868.9	**44.9**	38.2	**148.7**	151.6	**--**	--	**5,436.9**	5,058.7
	12,581.1	12,593.6	**5,186.5**	4,874.8	**2,557.6**	2,327.6	**(6,682.1)**	(6,149.5)	**13,643.1**	13,646.5
Expense										
Salaries and Benefits	**1,415.2**	1,321.7	**4,005.2**	3,639.6	**972.1**	830.0	**(9.1)**	(10.4)	**6,383.4**	5,780.9
Operating Costs and Other Services	**2,573.5**	2,282.5	**391.0**	457.0	**414.1**	359.2	**(499.5)**	(433.3)	**2,879.1**	2,665.4
Materials and Supplies	**503.0**	466.6	**724.6**	669.4	**100.2**	90.5	**(0.1)**	--	**1,327.7**	1,226.5
Grants and Subsidies	**2,391.0**	2,249.7	**3.1**	3.2	**388.2**	352.0	**--**	--	**2,782.3**	2,604.9
Debt and Other Charges	**756.9**	702.2	**35.7**	27.0	**15.8**	39.3	**(1.8)**	--	**806.6**	768.5
Amortization	**524.0**	497.1	**73.6**	74.8	**42.7**	43.8	**--**	--	**640.3**	615.7
Property and Equipment	**163.7**	111.0	**24.9**	27.1	**51.4**	41.8	**(112.8)**	(90.9)	**127.2**	89.0
Transfers Between Entities	**5,952.8**	5,450.3	**--**	--	**171.2**	209.2	**(6,124.0)**	(5,659.5)	**--**	--
	14,280.1	13,081.1	**5,258.1**	4,898.1	**2,155.7**	1,965.8	**(6,747.3)**	(6,194.1)	**14,946.6**	13,750.9
Surplus (Deficit)	**$ (1,699.0)**	$ (487.5)	**$ (71.6)**	$ (23.3)	**$ 401.9**	$ 361.8	**$ 65.2**	$ 44.6	**$ (1,303.5)**	$ (104.4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 18 CONTINGENCIES

a) Contingent Liabilities

Loan Guarantees

The Province has guaranteed certain debts of entities external to the government reporting entity under the authority of various statutes. Guarantees issued under the *Agricultural Development Act* and the *Opportunities New Brunswick Act* are issued to facilitate the establishment, development or maintenance of industry in a variety of areas. Loans guaranteed under these acts have guarantee fees ranging from 0% to 1.5%, maturity dates ranging from 2023 to 2027, and securities pledged by the loan recipient, which include livestock inventory, various assets and proceeds from liquidation.

At 31 March 2026, the total contingent liability in respect of these guarantees was $15.9 million ($15.9 million 2025), of which the Province has recognized $7.3 million ($7.3 million 2025) as a liability on the Consolidated Statement of Financial Position.

	(millions)		
	Authorized Limit	Principal Guaranteed	Allowance for Loss (Schedule 5)
Agricultural Development Act	$ 1.6	$ 1.6	$ 1.6
Opportunities New Brunswick Act	$ 14.3	14.3	5.7
		$ 15.9	$ 7.3

Other Guarantees

The Province guarantees the payment of principal and interest of any borrowing by New Brunswick Municipal Finance Corporation. In the event of a defaulted payment, the Province shall recover such amounts from the defaulting municipality or from the defaulting municipality that has provided the guarantee for the defaulting municipal enterprise. As of 31 December 2025, total debenture debt outstanding was $767.8 million ($751.9 million 2024).

New Brunswick Credit Union Deposit Insurance Corporation (NBCUDIC) provides deposit insurance to members of credit unions in New Brunswick to a maximum of $250,000 for each member. As of 31 December 2025, deposits of the credit unions totalled $1,610.0 million ($1,500.0 million 2024). Through an agreement, NBCUDIC is also responsible for certain shortfall costs associated with the wind-up and administration of a credit union. As of 31 March 2026, an amount of $1.1 million ($0.0 million 2025) was accrued related to these costs.

Insurance

The Province does not carry general liability insurance or property insurance on its assets except in a few limited instances. Any successful liability claims against the Province and any replacement of lost or damaged property are charged to expense in the year of settlement or replacement.

Legal Actions

The Province of New Brunswick is involved in various legal proceedings arising from government activities. Amounts totaling $13.8 million ($28.6 million 2025) have been accrued in these consolidated financial statements which represents management’s best estimate of the likely losses due to legal actions. The Province of New Brunswick is also involved in various legal actions, some of which may be significant, the outcome of which is not determinable. Information that could negatively affect legal proceedings has not been disclosed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

b) Contingent Assets

Legal Actions

The Province of New Brunswick is involved in various legal proceedings arising from government activities, some of which may be significant; however, the potential recovery is not determinable.

NOTE 19 CONTRACTUAL OBLIGATIONS

Contractual obligations represent a legal obligation of the Province to others and will become liabilities in the future when the terms of the contract are met. The nature of the Province's activities results in significant multi-year contracts and obligations. The Province currently has outstanding contractual obligations of $10,246.0 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Significant obligations and agreements are as follows:

	(millions)					
	2027	2028	2029	2030	2031+	Totals
Government Departments and Other Agencies						
Transfers						
Economic development initiatives and administration	$ 62.5	$ 61.1	$ 52.6	$ 53.6	$ 160.9	$ 390.7
Post-secondary education	55.3	47.1	48.0	33.6	20.7	204.7
Research and development	21.1	21.1	21.1	21.1	21.1	105.5
Social supports and services	49.2	44.2	3.3	2.4	4.4	103.5
Policing	1.1	--	--	--	--	1.1
Health and medical services and supports	0.4	--	--	--	--	0.4
Other	0.2	--	--	--	--	0.2
Operations, maintenance and life cycle rehabilitation payments under public private partnerships						
Moncton Courthouse	1.8	1.8	1.8	1.8	16.2	23.4
Northrop Frye and Eleanor Graham Schools	3.1	3.1	3.1	3.1	32.2	44.6
Fredericton to Moncton Highway	86.7	83.0	--	--	--	169.7
Service agreements						
Social supports and services	212.9	222.3	194.6	181.3	2,507.6	3,318.7
Bridges, highways, and ferries	58.8	60.0	61.3	62.7	465.4	708.2
Policing	138.6	135.8	135.8	135.8	270.3	816.3
Health and medical services and supports	122.9	57.8	50.8	10.2	85.9	327.6
Family and early childhood	45.6	45.5	0.1	--	--	91.2
Information Technology	105.9	72.0	57.5	12.4	6.2	254.0
Energy and resources	11.6	11.1	10.7	10.2	10.2	53.8
Economic development initiatives and administration	14.8	11.0	6.6	1.8	6.3	40.5
Emergency communications	4.6	2.0	2.0	2.0	4.8	15.4
Capital projects	10.8	--	--	--	--	10.8
Research and development	1.8	0.1	0.1	--	--	2.0
Construction, acquisition, and maintenance of tangible capital assets	0.5	0.1	--	--	--	0.6
Other	19.6	8.2	4.0	0.9	0.7	33.4
Operating lease agreements	81.3	62.1	47.0	37.2	138.7	366.3
Other	822.3	376.5	105.4	49.7	33.5	1,387.4
Total Government Departments and Other Agencies	1,933.4	1,325.9	805.8	619.8	3,785.1	8,470.0
Government Business Enterprises and Business Partnerships						
NB Power						
Fuel contracts	159.0	103.0	103.0	103.0	832.0	1,300.0
Committed capital	147.0	76.0	111.0	34.0	91.0	459.0
Atlantic Lottery Corporation						
Operating leases	0.6	0.4	0.4	0.4	2.9	4.7
Other	5.1	2.8	2.2	1.5	0.7	12.3
Total Government Business Enterprises and Business Partnerships	311.7	182.2	216.6	138.9	926.6	1,776.0
Total Contractual Obligations	**$ 2,245.1**	**$ 1,508.1**	**$ 1,022.4**	**$ 758.7**	**$ 4,711.7**	**$10,246.0**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Contractual obligations for government departments and other agencies by sector are as follows:

	(millions) Totals
Social Development	$ 3,358.3
Transportation and Infrastructure	1,800.4
Protection Services	845.5
Central Government	769.7
Economic Development	669.4
Education and Training	485.0
Health	426.9
Resources	114.8
Total Government Departments and Other Agencies	**$ 8,470.0**

The Province has obligations for future investments commitments of $8.2 million for Opportunities New Brunswick and major capital project agreements of $117.4 million for NB Museum, the timing of which cannot be reasonably estimated.

NB Power has entered into a 25-year non-cancellable lease agreement for the capacity of a dual-fuel generating facility. The agreement is expected to begin in 2028 with total future minimum payments estimated at $3.5 billion.

The Province has contractual obligations that could be significant, but are not included in the table above, as the expected timing and amounts cannot be reasonably estimated.

NOTE 20 CONTRACTUAL RIGHTS

Contractual rights are rights of the Province to economic resources arising from contracts or agreements that will result in both assets and revenues in the future when the terms of those contracts or agreements are met. The nature of the Province's activities result in significant multi-year contracts and rights. Included in these contractual rights are claims-based agreements. The maximum amount of eligible future costs that can be claimed through these agreements have been included in the tables below. The Province currently has outstanding contractual rights of $2,780.2 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Significant contracts and agreements include:

	(millions)					
	2027	**2028**	**2029**	**2030**	**2031+**	**Totals**
Government Departments and Other Agencies						
Transfers from the federal government						
Operating	$ 758.7	$ 554.1	$ 356.8	$ 336.9	$ 365.8	**$ 2,372.3**
Capital	53.8	69.4	52.6	53.6	160.9	**390.3**
Other own-source revenue	2.1	2.1	1.9	1.5	10.0	**17.6**
Total Government Departments and Other Agencies	$ 814.6	$ 625.6	$ 411.3	$ 392.0	$ 536.7	**$ 2,780.2**

Contractual rights for government departments and other agencies by sector are as follows:

	(millions) Totals
Education and Training	$ 1,491.6
Economic Development	443.2
Resources	412.7
Health	169.5
Social Development	119.4
Central Government	78.3
Protection Services	45.1
Transportation and Infrastructure	20.4
Total Government Departments and Other Agencies	$ 2,780.2

The Province has contractual rights that are not included in this table above as there is measurement uncertainty surrounding the valuation. Those agreements include: various crown land leases, housing and residential unit leases, right of way agreements, royalty revenue, cost shared agreements, rebate programs and municipal summer and winter maintenance agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 21 SPECIAL PURPOSE ACCOUNTS

Special Purpose Account revenue earned but not spent accumulates as a surplus in that account and may be spent in future years for the purposes specified. At 31 March 2026, the accumulated surplus in all Special Purpose Accounts totaled $242.6 million ($254.5 million 2025). This total is a component of net debt and accumulated deficit.

Descriptions of Major Special Purpose Accounts

Canada Community Building Fund

The Canada Community Building Fund provides support to local communities to make strategic investments in essential infrastructure, such as roads and bridges, public transit, drinking water and wastewater infrastructure and recreational facilities. The accumulated surplus as at 31 March 2026 was $31.2 million ($41.9 million 2025).

Climate Change Fund

The Climate Change Fund provides support for projects to reduce greenhouse gas emissions, increase resilience to the impacts of climate change, research, education, and the promotion of other climate change initiatives. The accumulated surplus as at 31 March 2026 was $42.1 million ($27.3 million 2025).

School District Self-Sustaining Accounts

School District Self-Sustaining Accounts record school district revenue and expenses for non-educational services such as the rental of school facilities, cafeteria operations and foreign student tuition fees. These special purpose accounts also record partnership activities with third parties to provide resources, services or grants to students. The accumulated surplus in school district self-sustaining accounts at 31 March 2026 was $89.9 million ($89.0 million 2025).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

The following table summarizes the change in the accumulated Special Purpose Account surplus:

	(millions)			
	2025	2026		
	Accumulated Surplus	Revenue	Expense	Accumulated Surplus
Archives Trust Account	$ 0.1	$ 0.1	$ --	**$ 0.2**
Arts Development Trust Fund	--	3.2	3.1	**0.1**
Canada Community Building Fund	41.9	51.5	62.2	**31.2**
Cannabis Education and Awareness Fund	3.5	0.5	0.9	**3.1**
Climate Change Fund	27.3	27.1	12.3	**42.1**
CMHC	10.3	0.3	2.4	**8.2**
Crime Prevention Fund	0.1	1.2	1.1	**0.2**
Drinking Driver Re-education Account	0.3	0.3	0.3	**0.3**
Environmental Trust Fund	23.2	1.0	9.6	**14.6**
Fish Stocking Fund	0.3	0.3	0.5	**0.1**
Fred Magee Account	0.4	--	--	**0.4**
Go NB!	--	0.4	0.4	**--**
Health Services Liability Protection Plan	0.2	1.4	1.4	**0.2**
International Projects	--	0.9	0.7	**0.2**
Land Management Fund	10.3	2.9	9.3	**3.9**
Library Account	0.5	0.5	0.5	**0.5**
Municipal Police Assistance Fund	2.8	2.8	2.0	**3.6**
National Safety Code Agreement	--	0.2	0.2	**--**
Natural Resources Recoverable Projects	0.4	--	0.3	**0.1**
NB 911 Service Fund	13.0	11.1	10.3	**13.8**
Private Woodlot Sustainability Fund	17.6	4.7	6.1	**16.2**
Proceeds of Crime Trust Fund	1.4	0.8	0.8	**1.4**
Provincial Parks	0.4	0.1	--	**0.5**
Public/Private Partnership Projects	0.2	--	--	**0.2**
Regional Services Support Fund	2.0	18.5	18.1	**2.4**
School District Scholarship and Trusts	--	0.2	0.2	**--**
School District Self-Sustaining Accounts	89.0	58.4	57.5	**89.9**
Sport Development Trust Fund	0.1	2.0	2.1	**--**
Strait Crossing Finance Inc.	--	0.1	0.1	**--**
Trail Management Trust Fund	1.4	2.1	2.0	**1.5**
Training Recoverable Projects	3.2	0.9	0.9	**3.2**
Victim Services Account	2.3	2.9	2.9	**2.3**
Wildlife Trust Fund	2.3	1.5	1.6	**2.2**
	$ 254.5	$ 197.9	$ 209.8	**$ 242.6**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 22 TRUST FUNDS

The Province is the trustee for various trust funds outside the government reporting entity.

The following is a summary of the trust fund equities calculated using the method indicated below to value investment assets:

	(millions)	
	2026	**2025**
Cost Method:		
Margaret R. Lynds Bequest	**$ 0.1**	$ 0.1
Mental Health Trust Fund	**1.8**	1.7
Viscount Bennett Bequest	**0.2**	0.2
Training Completions Fund	**9.9**	9.1
	$ 12.0	$ 11.1
Market Value Method:		
Judges' Superannuation Fund	**$ 66.8**	$ 64.6
Office of the Public Trustee Trust Fund	**24.0**	22.2
Pension Plan for General Labour, Trades and Services Employees of New Brunswick School Districts	**599.3**	537.5
Pension Plan for Full-Time CUPE 2745 Employees of New Brunswick School Districts	**128.0**	118.4
Supplementary Retirement Plan	**83.2**	75.9
	$ 901.3	$ 818.6

The Margaret R. Lynds Bequest awards three annual scholarships of equal value to students pursuing the study of communications at specified universities. The Mental Health Trust Fund is used to pay for psychoanalysis treatment of deserving New Brunswick residents. The income from the Viscount Bennett Bequest is used to develop the Province's historic resources. The Training Completions Fund is used to protect students from the risk of financial loss resulting from the unexpected closure of a Private Occupational Training Organization. The Public Trustee of New Brunswick protects the financial and personal interests of the elderly, persons with disabilities, children, missing or deceased persons when there is no one else able and willing to do so.

NOTE 23 INTER-ENTITY TRANSACTIONS AND RELATED PARTY DISCLOSURES

Included in these consolidated financial statements are insignificant transactions with various organizations that, due to common control or ownership by the Province, are deemed to be related parties. These organizations include provincial crown corporations, agencies, boards, commissions and government not-for-profit organizations. Significant inter-entity transactions have been offset and eliminated for purposes of consolidated reporting, with the exception of transactions described in Note 7.

Related parties also include key management personnel and their close family members and any entities affiliated with them. Key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Province, and have been identified as the Premier, senior staff of Executive Council Office, Ministers, Deputy Ministers, Executive Assistants to Ministers, and the equivalent positions within the Province’s controlled entities. For the year ended 31 March 2026, there were no material transactions that occurred at a value other than fair market value between the Province and key management personnel, their close family members, or any entities with which they are affiliated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

NOTE 24 PRIOR PERIOD ADJUSTMENT

As a result of a review of accounting policies, certain 2025 figures have been restated. The change resulted in a restatement of the 31 March 2025 balances for taxes receivable (included in financial assets) and deferred revenue (included in liabilities). There is no impact to net debt or the accumulated deficit.

The table below illustrates the impact of the changes.

	(millions)		
	2025	Adjustments	Restated 2025
Financial Assets	$ 13,766.6	$ (333.1)	$ 13,433.5
Total Liabilities	26,037.0	(333.1)	25,703.9
Net Debt	(12,270.4)	--	(12,270.4)
Non-Financial Assets	10,085.7	--	10,085.7
Accumulated Deficit	$ (2,184.7)	$ --	$ (2,184.7)

NOTE 25 COMPARATIVE FIGURES

Certain 2025 figures have been reclassified to conform with the presentation adopted for 2026.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

SCHEDULE 1
CASH AND CASH EQUIVALENTS

(millions)	2026	2025
Cash	$ **2,301.5**	$ 2,183.8
Cash Equivalents	**784.4**	1,072.0
	$ **3,085.9**	$ 3,255.8

SCHEDULE 2
RECEIVABLES AND ADVANCES

(millions)	2026	2025
Accounts Receivable		
General Receivables	$ **734.9**	$ 619.7
Tobacco Agreement Receivable	**--**	156.0
	734.9	775.7
Less: Allowance for Doubtful Accounts	**148.5**	142.0
	586.4	633.7
Due from Federal Government	**407.6**	434.5
Loan Guarantees Receivable		
Loan Guarantees	**60.4**	76.4
Less: Allowance for Doubtful Accounts	**60.2**	75.8
	0.2	0.6
Advances		
Advances	**9.0**	8.8
Less: Allowance for Doubtful Accounts	**4.2**	4.2
	4.8	4.6
Interest Receivable		
Student Loans	**19.1**	26.3
Other	**5.2**	6.1
	24.3	32.4
Less: Allowance for Doubtful Accounts	**15.7**	22.3
	8.6	10.1
	$ **1,007.6**	$ 1,083.5

SCHEDULE 3
TAXES RECEIVABLE

(millions)	2026	2025
Real Property Tax	$ **1,282.1**	$ 1,254.1
Gasoline and Motive Fuels Tax	**15.5**	18.0
Royalties and Stumpage on Timber	**8.0**	26.7
Tobacco Tax	**4.3**	5.3
Harmonized Sales Tax	**1.1**	31.8
Other	**10.9**	7.2
	1,321.9	1,343.1
Less: Allowance for Doubtful Accounts	**39.2**	40.9
	$ **1,282.7**	$ 1,302.2

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

SCHEDULE 4
INVESTMENT IN GOVERNMENT BUSINESS ENTERPRISES AND BUSINESS PARTNERSHIPS

	2026 (millions)	2025 (millions)
New Brunswick Power Corporation	**$ 504.0**	$ 484.0
Less: regulatory deferral adjustment (Note 7)	**(77.0)**	(82.7)
Atlantic Lottery Corporation Inc.	**51.9**	37.8
New Brunswick Liquor Corporation	**27.2**	25.1
Cannabis NB Ltd.	**9.2**	12.1
New Brunswick Municipal Finance Corporation	**0.2**	0.1
	$ 515.5	$ 476.4

SCHEDULE 5
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2026	2025
Accounts Payable	**$ 1,043.8**	$ 985.1
Due to Federal Government	**56.5**	9.1
Accrued Interest		
Funded Debt	**121.8**	94.7
Other	**18.7**	27.2
	140.5	121.9
Accrued Salaries Payable	**739.2**	734.6
Allowance for Losses		
Contingent Liabilities - Guaranteed Loan Provision (Note 18)	**7.3**	7.3
Other	**2.2**	1.4
	9.5	8.7
Municipal Property Taxes Due to Municipalities	**846.1**	803.9
Asset Retirement Obligations (Note 13)	**421.9**	422.3
Medicare and Out of Province Payments	**165.7**	90.8
Public Private Partnerships (Note 6)	**106.4**	167.2
Obligations under Capital Leases (Note 12)	**94.6**	97.1
Liability for Contaminated Sites (Note 11)	**87.9**	78.3
Holdbacks on Contracts	**34.4**	27.2
Health Services Liability Protection Plan	**5.9**	6.9
Other	**153.8**	166.5
	1,916.7	1,860.2
	$ 3,906.2	$ 3,719.6

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

SCHEDULE 6
LIABILITIES FOR EMPLOYEE FUTURE BENEFITS

	2026 (millions)	2025 (millions)
Net Pension Liability (Note 9)	**$ 661.7**	$ 683.0
Liability for Injured Workers	**490.7**	437.8
Retirement Allowances (Note 9)	**415.0**	401.9
Sick Leave (Note 10)	**269.5**	259.8
	$ 1,836.9	$ 1,782.5

SCHEDULE 7
DEFERRED REVENUE

	2026	2025
Real Property Taxes	**$ 81.3**	$ 78.7
Early Learning and Child Care	**99.6**	88.0
Bilingual Digital Health Technologies	**40.0**	--
Healthy Seniors Pilot Project	**--**	11.9
Other	**97.4**	109.4
	$ 318.3	$ 288.0

SCHEDULE 8
DEPOSITS HELD IN TRUST

	2026	2025
Retention Fund for Fee for Service Physicians	**$ 92.9**	$ 88.2
Tenants' Security Deposits	**66.6**	59.6
Unclaimed Property	**15.6**	11.7
Court of King's Bench	**14.2**	13.9
Land Reclamation Security	**9.3**	9.1
New Brunswick Provincial Nominee Program Deposits	**5.6**	14.0
Scholarship Trusts	**4.9**	4.5
Other	**65.8**	61.9
	$ 274.9	$ 262.9

SCHEDULE 9
INVENTORIES OF SUPPLIES

	2026	2025
Health Supplies and Vaccines	**$ 49.3**	$ 45.4
Construction Materials and Repair Parts	**23.7**	28.2
Other	**34.4**	31.7
	$ 107.4	$ 105.3

SCHEDULE 10
PREPAID AND DEFERRED CHARGES

	2026	2025
Highway Rehabilitation Contracts	**$ 103.4**	$ 90.0
Other	**131.1**	108.6
	$ 234.5	$ 198.6

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

	2026 Budget	2026 Actual (millions)	2025 Actual
SCHEDULE 11			
TAXES			
Personal Income Tax	$ 2,561.0	**$ 2,462.9**	$ 2,448.6
Corporate Income Tax	753.6	**621.2**	730.4
	3,314.6	**3,084.1**	3,179.0
Provincial Real Property Tax	537.8	**525.9**	505.9
Harmonized Sales Tax	2,319.5	**2,189.2**	2,246.9
Gasoline and Motive Fuels Tax	200.0	**215.1**	207.6
Tobacco Tax	62.0	**58.0**	64.7
Pari-mutuel Tax	0.5	**0.5**	0.6
	2,582.0	**2,462.8**	2,519.8
Insurance Premium Tax	97.1	**96.5**	90.9
Real Property Transfer Tax	57.0	**59.6**	56.8
Financial Corporation Capital Tax	35.0	**26.2**	33.7
Penalties and Interest	16.5	**18.9**	18.8
Cannabis Duty	14.0	**16.1**	15.0
Vaping Duty	4.0	**3.2**	0.9
	223.6	**220.5**	216.1
	$ 6,658.0	**$ 6,293.3**	$ 6,420.8

SCHEDULE 12
LICENSES AND PERMITS

	2026 Budget	2026 Actual	2025 Actual
Motor Vehicle	$ 152.1	**$ 167.8**	$ 163.1
Fish and Wildlife	6.1	**6.3**	6.8
Mines	3.8	**3.8**	4.5
Other	14.3	**17.5**	16.2
	$ 176.3	**$ 195.4**	$ 190.6

SCHEDULE 13
ROYALTIES

	2026 Budget	2026 Actual	2025 Actual
Forest	$ 82.3	**$ 36.0**	$ 79.1
Mines	2.6	**4.3**	2.4
	$ 84.9	**$ 40.3**	$ 81.5

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

SCHEDULE 14
INCOME FROM GOVERNMENT BUSINESS ENTERPRISES AND BUSINESS PARTNERSHIPS

(millions)	2026 Budget	2026 Actual	2025 Actual
New Brunswick Liquor Corporation	$ 180.0	**$ 183.5**	$ 191.4
Atlantic Lottery Corporation Inc.	160.6	**149.1**	154.7
Cannabis NB Ltd.	23.0	**20.9**	23.1
New Brunswick Power Corporation	27.0	**13.0**	23.0
Add: regulatory deferral adjustment (Note 7)	5.7	**5.7**	5.7
New Brunswick Municipal Finance Corporation	--	**0.1**	--
	$ 396.3	**$ 372.3**	$ 397.9

SCHEDULE 15
OTHER PROVINCIAL REVENUE

(millions)	2026 Budget	2026 Actual	2025 Actual
Sales of Goods and Services			
General	$ 310.7	**$ 357.7**	$ 358.2
Leases and Rentals	130.2	**137.0**	133.6
Institutional	73.0	**90.2**	92.2
Intergovernmental	56.1	**78.4**	72.8
Provincial Parks	13.3	**16.5**	14.3
Interest and Dividend Income	91.6	**111.4**	159.4
Lotteries and Gaming	29.8	**36.1**	35.5
Output-Based Pricing System	29.5	**26.2**	21.1
Fines and Penalties	9.9	**9.5**	10.0
Provision for Losses Recovery	--	**4.8**	2.0
Tobacco Agreement	--	**--**	156.0
Other	138.9	**206.0**	223.2
	$ 883.0	**$ 1,073.8**	$ 1,278.3

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

SCHEDULE 16
FEDERAL GOVERNMENT TRANSFERS

	2026 Budget (millions)	2026 Actual (millions)	2025 Actual (millions)
Fiscal Equalization Payments	$ 3,123.3	**$ 3,123.3**	$ 2,897.0
Canada Health Transfer	1,127.7	**1,146.7**	1,074.5
Canada Social Transfer	359.2	**365.5**	349.0
Canada-Wide Early Learning and Child Care Agreement	189.7	**134.6**	111.6
Integrated Bilateral Agreement	141.0	**98.1**	89.8
Labour Market Development Agreement	94.3	**95.8**	94.8
Agreement to Work Together to Improve Health Care for Canadians	91.7	**92.1**	91.7
Canada Community-Building Fund	62.5	**51.1**	48.8
Recoveries - CMHC	31.5	**43.6**	49.0
Agreement on French First-Language Education and Second-Language Instruction	15.5	**22.4**	23.2
Bilingual Digital Health Technologies	--	**20.0**	--
Aging with Dignity	13.4	**17.2**	16.8
Workforce Development Agreement	14.9	**15.0**	14.9
Disaster Financial Assistance Program	10.7	**14.2**	(4.4)
Healthy Seniors Pilot Project	--	**11.4**	13.9
Other Transfers	163.6	**185.9**	188.1
	$ 5,439.0	**$ 5,436.9**	$ 5,058.7

SCHEDULE 17
EDUCATION AND TRAINING

	2026 Budget	2026 Actual	2025 Actual
Education and Early Childhood Development	$ 2,256.3	**$ 2,217.5**	$ 2,047.1
Post-Secondary Education Services	678.4	**676.8**	651.4
Pension Expense	126.5	**96.2**	103.0
Amortization Expense	75.4	**76.2**	72.1
Provision Expense	8.6	**8.4**	1.4
	$ 3,145.2	**$ 3,075.1**	$ 2,875.0

SCHEDULE 18
HEALTH

	2026 Budget	2026 Actual	2025 Actual
Health Services	$ 4,486.2	**$ 4,925.5**	$ 4,483.3
Pension Expense	79.0	**114.4**	93.2
Amortization Expense	126.5	**82.0**	82.9
Provision Expense	--	**23.2**	23.8
	$ 4,691.7	**$ 5,145.1**	$ 4,683.2

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

	2026 Budget	2026 Actual	2025 Actual
	(millions)		
SCHEDULE 19			
SOCIAL DEVELOPMENT			
Social Development	$ 2,125.7	**$ 2,319.7**	$ 2,089.6
Pension Expense	24.8	**24.8**	24.7
Amortization Expense	25.3	**16.2**	21.0
Provision Expense	4.0	**5.1**	7.6
	$ 2,179.8	**$ 2,365.8**	$ 2,142.9
SCHEDULE 20			
PROTECTION SERVICES			
Justice and Public Safety	$ 441.1	**$ 437.1**	$ 416.1
Pension Expense	3.3	**3.3**	2.3
Provision Expense	0.6	**2.6**	(1.9)
Amortization Expense	0.3	**0.5**	0.6
	$ 445.3	**$ 443.5**	$ 417.1
SCHEDULE 21			
ECONOMIC DEVELOPMENT			
Economic Development	$ 385.5	**$ 274.0**	$ 268.0
Tourism, Heritage and Culture	110.8	**116.7**	111.5
Amortization Expense	7.7	**7.7**	6.7
Provision Expense	--	**1.7**	3.4
Pension Expense	1.3	**1.3**	1.2
	$ 505.3	**$ 401.4**	$ 390.8
SCHEDULE 22			
RESOURCES			
Natural Resources	$ 161.7	**$ 175.0**	$ 156.9
Environment	90.8	**79.8**	82.5
Energy	81.1	**77.8**	77.5
Agriculture, Aquaculture and Fisheries	50.4	**49.5**	56.5
Resources	43.7	**38.8**	44.7
Amortization Expense	5.4	**6.6**	5.4
Provision Expense	3.3	**0.9**	0.4
Pension Expense	0.4	**0.4**	0.4
	$ 436.8	**$ 428.8**	$ 424.3

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

	2026 Budget	(millions) 2026 Actual	2025 Actual
SCHEDULE 23			
TRANSPORTATION AND INFRASTRUCTURE			
Transportation and Infrastructure	$ 550.2	**$ 552.5**	$ 522.0
Amortization Expense	441.0	**438.8**	416.1
Provision Expense	0.3	**2.6**	(3.9)
	$ 991.5	**$ 993.9**	$ 934.2
SCHEDULE 24			
CENTRAL GOVERNMENT			
Service New Brunswick	$ 251.8	**$ 278.7**	$ 263.3
Pension Expense	169.5	**178.0**	164.8
Local Government	188.5	**201.3**	130.2
New Brunswick Residential Electricity Rebate	92.6	**99.8**	27.4
Revenue Sharing Agreements with First Nations	28.9	**61.1**	26.2
Enterprise Resource Planning	58.1	**58.1**	52.9
General Government	88.1	**50.0**	73.6
Injured Workers Liability Accrual	5.0	**52.8**	44.0
Canada Pension Plan Employer Contributions	40.8	**48.5**	44.0
Retirement Allowance	42.0	**43.9**	44.1
Legislative Assembly	38.4	**36.2**	43.8
Finance and Treasury Board	33.6	**32.8**	46.5
Financial and Consumer Services Commission	17.9	**16.2**	16.1
Executive Council	13.0	**13.0**	11.6
Amortization Expense	11.0	**12.3**	10.9
New Brunswick Lotteries and Gaming Corporation	5.9	**6.3**	5.8
Office of the Premier	1.9	**1.9**	2.5
Provision Expense	6.0	**1.4**	2.1
	$ 1,093.0	**$ 1,192.3**	$ 1,009.8

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

SCHEDULE 25
GOVERNMENT REPORTING ENTITY

The government reporting entity is comprised of certain organizations that are controlled by the Province. These organizations are the Consolidated Fund, the General Sinking Fund and the agencies, commissions and corporations listed below. Further information regarding the accounting methods used to consolidate these organizations can be found in Note 1.

Organizations using the Consolidation Method:

734743 NB Ltd.
Anglophone East School District
Anglophone North School District
Anglophone South School District
Anglophone West School District
Arts Development Trust Fund
Atlantic Education International Inc.
Cannabis Management Corporation (CMC)
Centre communautaire Sainte-Anne
Collège communautaire du Nouveau-Brunswick
Economic and Social Inclusion Corporation
EM/ANB Inc.
Environmental Trust Fund
Financial and Consumer Services Commission
Forest Protection Limited
Francophone nord-est school district
Francophone nord-ouest school district
Francophone sud school district
Horizon Health Network
Kings Landing Corporation
Labour and Employment Board
New Brunswick Agricultural Insurance Commission
New Brunswick Arts Board
New Brunswick Combat Sport Commission
New Brunswick Community College
New Brunswick Credit Union Deposit Insurance Corporation (NBCUDIC)
New Brunswick Energy and Utilities Board
New Brunswick Farm Products Commission
New Brunswick Forest Products Commission
New Brunswick Grain Commission
New Brunswick Health and Senior Care Council
New Brunswick Highway Corporation
New Brunswick Housing Corporation
New Brunswick Insurance Board
New Brunswick Legal Aid Services Commission
New Brunswick Lotteries and Gaming Corporation
New Brunswick Museum
New Brunswick Police Commission
New Brunswick Power Holding Corporation
New Brunswick Public Libraries Foundation
New Brunswick Research and Productivity Council
New Brunswick Women's Council
Opportunities New Brunswick
Premier's Council on Disabilities
Provincial Holdings Ltd.
Recycle New Brunswick
Regional Development Corporation
Route 1 Gateway Project Company Ltd
Service New Brunswick
Sport Development Trust Fund
Strait Crossing Finance Inc.
Trans-Canada Highway Project Co. Ltd
Vitalité Health Network

Nursing Homes using the Consolidation Method:

Campbellton Nursing Home Inc.
Campobello Lodge Inc.
Carleton Manor Inc.
Carleton-Kirk Lodge
Central Carleton Nursing Home Inc.
Central New Brunswick Nursing Home Inc.
Complexe Rendez-vous Inc.
Dalhousie Nursing Home Inc.
Dr. V. A. Snow Centre Inc.
Drew Nursing Home
Forest Dale Home Inc.
Foyer Assomption
Foyer Notre-Dame de Saint-Léonard Inc.
Foyer Notre-Dame-de-Lourdes Inc.
Foyer Saint-Antoine
Foyer Ste-Élizabeth Inc.
Fredericton South Nursing Home Inc.
Fundy Nursing Home

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 2026

Grand Manan Nursing Home Inc.
Jordan Lifecare Centre Inc.
Kennebec Manor Inc.
Kenneth E. Spencer Memorial Home Inc.
Kings Way Care Centre Inc.
Kiwanis Nursing Home Inc.
La Villa Sormany Inc.
Le Foyer St Thomas de la Vallée de Memramcook Inc.
Les Résidences Inkerman Inc.
Les Résidences Jodin Inc.
Les Résidences Lucien Saindon Inc.
Les Résidences Mgr Chiasson Inc.
Lincourt Manor Inc.
Loch Lomond Villa Inc.
Manoir Édith B. Pinet Inc.
Manoir Saint-Jean Baptiste Inc.
Mill Cove Nursing Home Inc.
Mount Saint Joseph
Nashwaak Villa Inc.
Passamaquoddy Lodge Inc.
Résidence Mgr Melanson Inc.
Rexton Lions Nursing Home Inc.
River View Manor Inc.
Rocmaura Inc.
Tabusintac Nursing Home Inc.
The Church of St. John and St. Stephen Home Inc.
The Salvation Army - Lakeview Manor
Tobique Valley Manor Inc.
Turnbull Nursing Home Inc.
Victoria Glen Manor Inc.
Villa Beauséjour Inc.
Villa des Chutes / Falls Villa
Villa du Repos Inc.
Villa Maria Inc.
Villa Providence Shédiac Inc.
Villa St-Joseph Inc.
W. G. Bishop Nursing Home
Wauklehegan Manor Inc.
Westford Nursing Home
White Rapids Manor Inc.
Woolastook Long Term Care Facility Inc.
York Manor Inc.

Organizations using the Modified Equity Method:

Atlantic Lottery Corporation Inc. (ALC)
Cannabis NB Ltd. (CNB)
New Brunswick Liquor Corporation (NB Liquor)
New Brunswick Municipal Finance Corporation (NBMFC)
New Brunswick Power Corporation (NB Power)